Registrant is submitting this draft registration statement confidentially as an

“emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission submitted to the Securities and Exchange Commission on [     ] [  ], 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JFB CONSTRUCTION HOLDINGS

(Exact Name of Registrant as Specified in its Charter)

Nevada	6719	99-2549040
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1300 S. Dixie Highway, Suite B

Lantana, FL 33462

561-582-9840

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Executive Offices)

Joseph F. Basile III

Chief Executive Officer

1300 S. Dixie Highway, Suite B

Lantana, FL 33462

561-582-6823

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Gina Austin, Esq. Jeffrey Moriarty, Esq. Austin Legal Group, APC 3990 Old Town Ave, Suite A-101 San Diego, CA 92110 Phone: (619) 924-9600 Fax: (619) 881-0045	Richard Anslow, Esq. Jonathan Deblinger, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐ Smaller reporting company ☒
Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2024

JFB Construction Holdings

1,250,000 Units, Each Consisting of One Share of Class A Common Stock and One Warrant to Purchase One Share of Class A Common Stock

This is the initial public offering of units of securities (the “Units”) JFB Construction Holdings. We are offering 1,250,000 Units, each consisting of one share of our Class A common stock, par value $0.0001 (“Class A Common Stock”), and one warrant (each, a “Warrant” and collectively, the “Warrants”) to purchase one share of our Class A Common Stock in a firm commitment offering. Prior to this offering, there has been no public market for our common stock. The assumed public offering price per Unit is $4.125, for gross offering proceeds of $5,156,250 if all Units offered hereby are sold. Each Warrant will have an exercise price of $5.50 (133% of the public offering price per Unit) per share of Common Stock, will be exercisable immediately, and will expire five (5) years from the date of issuance. The shares of our Class A Common Stock and the Warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

We have reserved the symbol “JFB” for purposes of listing our Class A Common Stock on the Nasdaq Capital Market (“Nasdaq”) and intend to apply to list our common stock on Nasdaq. Upon completion of this offering, we believe that we will satisfy the listing requirements and expect that our Class A Common Stock will be listed on The Nasdaq Capital Market. Such listing, however, is not guaranteed. If the application is not approved for listing on The Nasdaq Capital Market, we will not proceed with this offering. We do not intend to apply for a listing of the Warrants on The Nasdaq Capital Market or any other securities exchange or nationally recognized trading system, and we do not expect a market to develop for the Warrants.

We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Following this offering, Joseph F. Basile III, our Chief Executive Officer and Chairman of the Board of Directors, will hold approximately 71.68% of the voting power in us (or approximately 70.91% if the Underwriters exercise their Overallotment Option in full), and, as a result, we will be a “controlled company” as defined under Nasdaq Marketplace Rules 5615(c). As a result, Mr. Basile will have the ability to determine all matters requiring approval by stockholders, subject to applicable law. For further information, see “Principal Stockholders.” Furthermore, for so long as we remain a controlled company under that definition, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not currently plan to take advantage of the exemptions provided to controlled companies. However, our decision not to rely on the “controlled company” exemption could change. See “Risk Factors” and “Management — Controlled Company.” Our status as a controlled company could cause our securities to be less attractive to certain investors or otherwise adversely affect our securities’ trading price.

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We have two (2) classes of common stock: Class A common stock (“Class A Common Stock”) and Class B common stock (“Class B Common Stock”). The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting rights and conversion rights. Each share of Class A Common Stock is entitled to one (1) vote. Each share of Class B Common Stock is entitled to three (3) votes and is convertible at any time into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the termination of the applicable holder’s continuous service, as described in our Articles of Incorporation (the “Articles of Incorporation”). Following this offering, the holder of all of our outstanding Class B Common Stock, Joseph F. Basile III, our Chief Executive Officer and Chairman of the Board of Directors, will hold approximately 71.68% of the voting power of our outstanding capital stock, assuming no exercise by the underwriters of their over-allotment option.

The dual-class structure of our common stock as contained in our Articles of Incorporation has the effect of concentrating voting control with those stockholders who hold our Class B Common Stock after this offering. As of the date of this prospectus, there were 4,000,000 shares of our Class B Common Stock issued and outstanding, representing 75% of the total shareholder votes outstanding as of the date of this prospectus. The Class B holder will continue to have voting control until the relative voting power of our Class B Common Stock is under 50.1% of the voting power of our total issued and outstanding capital stock. This voting control will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our common stock is speculative and involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus, as described beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit		Total
Public offering price		$4.125		$5,156,250
Discounts and commissions to Underwriters(1)	$		$
Proceeds to us, before expenses(2)	$		$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the initial public offering price payable to the underwriters. In addition, we have agreed to issue an option to purchase Units (the “Representative’s Units”) to the representative of the underwriters as a portion of the underwriting compensation payable to the underwriters in connection with this offering. Each Representative’s Unit consists of one share of Class A common stock and one warrant (the “Representative’s Warrants”) to purchase one share of Class A common stock. The registration statement, of which this prospectus is a part, also registers for sale the shares of Class A common stock and the shares of Class A common stock underlying the Representative’s Warrants of the Representative’s Units. The Unit Purchase Option shall have an exercise price equal to 110% of the offering price of the Units sold in this offering .We refer you to “Underwriting” beginning on page 63 of this prospectus for additional information regarding underwriting compensation.

(2)	We have granted a 45-day option to the representative of the Underwriters to purchase up to an additional 187,500 Units on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such over-allotment option is fully exercised, we will receive additional gross proceeds of $773,437.50, less a 7.5% discount to the underwriters before expenses. See “Underwriting” beginning on page 63 for more information.

The underwriters are offering the units for sale on a firm commitment basis. The Underwriters expect to deliver the Units to purchasers on or about                    , 2024 through the book-entry facilities of The Depository Trust Company.

Bookrunner

KINGSWOOD

a division of Kingswood Capital Partners, LLC

The date of this prospectus is              , 2024

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You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“ASC”	Accounting Standards Codification.
“ASC 606”	Refers to an accounting standard which directs entities to recognize revenue when the promised goods or services are transferred to the customer.
“Class A Common Stock”	Class A common stock, par value $0.0001 per share, of JFB Construction Holdings
“Class B Common Stock”	Class B common stock, par value $0.0001 per share, of JFB Construction Holdings
“Code”	The Internal Revenue Code.
“Common Stock”	Class A and Class B common stock, par value $0.0001 per share, of JFB Construction Holdings
“Controlling Shareholder”	Mr. Joseph F. Basile III.
“Exchange Act”	Securities and Exchange Act of 1934, as amended.
“FINRA”	Financial Industry Regulatory Authority, Inc.
“Fiscal 2022”	The 12 months ended December 31, 2022.
“Fiscal 2023”	The 12 months ended December 31, 2023.
“IRS”	U.S. Internal Revenue Service.
“JOBS Act”	A U.S. federal law which allows companies to access funding in ways that were not allowed before due to securities regulations.
“Nasdaq”	The Nasdaq Capital Market.
“Net Proceeds”	What we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.
“NRS”	Nevada Revised Statutes
“Overallotment Option”	A 45-day option granted to the underwriters to purchase up to an additional 187,500 Units (equal to 15% of the Units offered hereby) at the initial public offering price to cover over-allotments, if any
“Representative”	Kingswood, a division of Kingswood Capital Partners, LLC, as the representative of the Underwriters in this offering.
“SEC”	The United States Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“Underwriters”	Kingswood, a division of Kingswood Capital Partners, LLC.
“Underwriting Agreement”	An underwriting agreement with the Representative.
“Underwriting Discount”	The offering price set forth on the cover page of this prospectus and to dealers at those prices less The fee/commission paid to the Underwriters equivalent to seven point five percent (7.5%) of the gross proceeds of this offering.
“Unit”	Units of securities each consisting of one share of our Class A Common Stock, and one Warrant to purchase one share of our Class A Common Stock in this offering.
“U.S. GAAP”	The generally accepted accounting principles of the United States.
“US”, “U.S.” or “USA”	The United States of America.
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States.

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the Underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, and we are responsible for such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We own, have a license or have applied with the USPTO to use the trademarks used in this prospectus and that are important to our business, many of which are registered under applicable United States intellectual property laws. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are used without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we do not own or have a license to use such trademarks, service marks or trade names and will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. References to a particular “year” are also to our fiscal year ended December 31 of that calendar year unless the text indicates otherwise. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“U.S. GAAP”).

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 8 and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “JFB Construction,” “JFB,” “Company,” “we,” “us,” “our,” “our company” and “our business” refer, to JFB Construction Holdings, including its subsidiaries named herein.

Introduction

We were incorporated in the State of Nevada on April 9, 2024 for the purpose of effectuating our Reorganization (see “Corporate History”).

We are authorized to issue 200,000,000 shares of all classes of stock, of which 190,000,000 shares shall be classified as common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. Further, we are authorized to issue two (2) classes of common stock, with 186,000,000 shares of the common stock designated as “Class A Common Stock” and 4,000,000 shares of the common stock designated as “Class B Common Stock”.

We currently have 4,000,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock issued and outstanding. No shares of preferred stock are currently issued or outstanding.

Overview

JFB is a commercial and residential real estate construction and develop company, prioritizing innovation and efficiency. The Company’s management is dedicated to delivering high-quality services to commercial and residential markets, such as retail corporate buildout, multifamily community developments and luxury residential homes, with a focus on fostering long-term relationships with clients, partners, and communities. Our comprehensive suite of services encompasses everything from initial project planning and design to the final stages of construction and project management.

Our primary market is the Florida Atlantic region, where we have built a reputation and network of clients and partners. The Company has built upon our regional success to continue to mature proficiently throughout much of the south and other regions in the United States. To date, JFB has successfully completed projects across the 36 states with over 2 million square feet of commercial retail and shopping centers projects completed. Management believes this experience operating in different jurisdictions has laid the foundation for our continued growth objectives to optimize opportunities to complete profitable and reputable construction projects throughout much the United States. With our continued expansion, ability to navigate a myriad of construction regulations across the United States and a focus on larger construction projects, we believe our substantial year over year growth, including approximately 39% increase in gross revenue in 2023 from 2022, respectively, will continue allowing the Company to thrive in the years to come. It is our intent to capitalize on our increased access to capital to fund new projects and increased bond-ability as a public company to fuel this growth.

We have extensive experience building and remodeling hundreds of franchise locations for corporate franchisors and franchisees for national, fast expanding brands, including European Wax Center, Massage Envy, Planet Fitness, V/O Medspa, Arby’s, Tropical Smoothie Cafe, Amazing Lash Studio, Starbucks and Save-A-Lot. For our franchise customers, we offer interior remodeling, space optimization, and the integration of advanced design to create functional and attractive retail environments. The Company expects consistent and reliable revenue for this division based on established relationships and customers affiliated reputable name brands. We intend to continue to utilize our commitment to quality craftsmanship, attention to detail, and customer satisfaction to set us apart in the market. Management believes JFB Construction’s unique selling proposition lies in our ability to tailor solutions to meet the specific needs of each client, familiarity of the needs of our clients within the franchise construction niche, and delivering projects on time and within budget creating high profit margins for our shareholders. By utilizing this approach, our clients’ continued growth will likely result in our continued growth through sustained, new projects with our current client base, as well as referrals to other franchisors and franchisees expanding their business. By utilizing the same contractor for all their franchise locations, we offer efficient and economical solutions for expanding businesses.

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JFB’s residential construction projects focus on sizable multi-family residential developments and luxury homes. We build low rise apartment and townhome developments constructing high quality, reasonably priced housing. Presently, our focus is on apartment complexes and townhouses, with a potential shift to mixed-use buildings in the future as our business expands and new opportunities are presented.

For select clients, we also build luxury homes with superior craftsmanship and attention to detail. Our residential division focuses on custom home builds, in addition to certain remodeling projects in the South Florida region. Some of our luxury residential projects also include state of the art equestrian facilities. Our relationships with architects, engineers and designers open opportunities for such projects and we will continue to foster these relationships to continue growth in this division.

Corporate History

On May 28, 2014, Mr. Joseph F. Basile, III formed JFB Construction & Development Inc., a Florida corporation (the “JFB Subsidiary”). At the time of the formation, Mr. Basile held one hundred percent (100%) of the issued and outstanding shares of the JFB Subsidiary. Our headquarters is located in Lantana, Florida.

On April 9, 2024, Mr. Basile formed JFB Construction Holdings, a Nevada corporation, to create a parent holding company of the JFB Subsidiary, which currently serves as the Company’s operational entity. On July 18, 2024, all shareholders of the JFB Subsidiary entered into a Contribution and Exchange Agreement (the “Contribution and Agreement”) with JFB Construction Holdings to exchange their shares in the JFB Subsidiary for shares of JFB Construction Holdings. 100 shares of the JFB Subsidiary’s common stock were exchanged for 3,639,999 shares of our Class A Common Stock and 4,000,000 shares of our Class B Common Stock to JFB Subsidiary’s three shareholders. As a result, JFB Subsidiary became a wholly owned subsidiary of JFB Construction Holdings. (the foregoing transactions are collectively referred to herein as the “Reorganization”).

Business Segments

We provide a comprehensive range of services within the construction and development industries for both the residential and commercial segments. Each segment offers distinct opportunities for growth and presents unique challenges that JFB Construction navigates.

Commercial Segment: From ground-up developments to renovations and tenant improvements, we specialize in delivering high-quality commercial construction projects across various commercial sectors. This segment encompasses a wide range of projects, including office buildings, retail centers, hospitality establishments, and industrial facilities. The commercial segment, which includes two divisions – a tenant improvements for franchise businesses division and a general commercial construction division, represents a significant portion of JFB Construction’s revenue for the year ended December 31, 2023, with a track record of delivering high-quality construction solutions tailored to the unique needs of commercial clients.

Franchise industry construction build-outs are a key component in past growth of JFB and will continue to be instrumental in our commercial construction and development business. These projects range from approximately 1,500 square foot projects to over 30,000 and are generally completed in less than four months. Leveraging years of experience, our team of professionals is adept at understanding the unique requirements of each franchise system and national brand for each of our clients. Our collaborative approach and dedication to client satisfaction have positioned us as trusted advisors within the franchise industry for highly valuable and recognizable corporate brands, allowing us to build lasting partnerships with franchisees and national brands alike. By prioritizing the unique needs and objectives of each client, we deliver tailored solutions that drive success and profitability, ultimately contributing to the expansion and success of businesses across the franchise landscape.

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We also build ground-up commercial buildings. This includes site evaluation, aiding in architectural design and engineering, and construction of the building itself. Our approach ensures that the final product meets the functional and aesthetic requirements of modern businesses, while also adhering to budget and timeline constraints. We recently completed a nearly 9,000 square foot office building in Lantana Florida, approximately half of which we occupy as our headquarters.

Management expects the continued expansion of our franchise construction division across numerous states where our current and future clients require our services. Our commercial construction division will continue to focus on the southeast United States in the short to mid-term focusing on regions where we forecast continued state-to-state migration and expanding population growth. We anticipate our franchise division growth to remain strong through retaining our current client base and continued referrals within the industry. It is anticipated that proceeds from this offering will be key in our commercial development division’s expansion. Proceeds from this offering will allow for us to grow our employees, including creating a robust sales team, helping to enable the Company reach its growth objectives. We further believe that recognition as a public company will enhance our credibility and result in increased construction projects. Increased access to capital will also enhance our bond-ability to undertake larger, bonded projects.

Residential Development: With a focus on quality craftsmanship, we undertake residential construction and development projects that prioritize modern living spaces and contribute to vibrant communities. With the increasing demand for housing driven by population growth and urbanization, the residential segment presents lucrative opportunities for JFB Construction. Our expertise in residential development spans luxury single-family homes and equestrian facilities, multi-family dwellings such as condominiums, and townhouses. We are committed to meeting the evolving needs of homeowners and developers by delivering innovative and sustainable housing solutions.

Management believes that an increased focus on larger multi-family residential developments will help JFB to continue to grow and increase its revenue. Projects, such as our completed 44-unit multi-story residential apartment complex and our recent agreement as the contractor for a 79-unit townhome development, will be key to our future success. The increased access to capital, and potentially debt, as a public company, will help enable our company to achieve similar projects on a going forward basis. Further, with the potential to act as the developer of similar projects, we believe there are opportunities to maximize profits for the Company though efficient control of all aspects of construction projects through our in-house development division.

We also specialize in luxury homes, occasionally with equestrian facilities in south Florida. We cater to affluent customers seeking bespoke residences and state of the art equestrian amenities. Within this segment, we excel at creating custom-designed homes that embody elegance, functionality, and the latest in luxury living standards. In parallel, we create equestrian facilities that combine superior architectural design with practical considerations for horse stabling and training. As we move forward, management believes the demand for contractors specialize in this niche of luxury construction to continue to grow.

Risks Associated with Our Business

Our business is subject to a number of risk and uncertainties. We believe these factors include, but are not limited to, those more fully described in “Risk Factors”, elsewhere in this prospectus. We urge you to read “Risk Factors” beginning on page 8 and this prospectus in full. Or summary of significant risks includes, but is not limited, to the following:

●	We have a limited operating history on which to judge our performance and assess our prospects for future success.
●	Our management team has no experience operating a company with publicly traded shares.
●	Economic conditions that impact consumer spending may have a material adverse effect on our business, and our partners’ business.
●	We currently maintain all our cash and cash equivalents with one financial institution.
●	We face intense competition in our industry, including from some competitors that have greater financial and marketing resources.
●	Our future expansion plans are subject to uncertainties and risks.
●	Supply problems, termination or interruption of supply arrangements or increases in the cost of products could have a material adverse effect on our business.
●	We may require additional capital which may not be available.

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●	Our business depends on the continued contributions made by Mr. Basile, our founder, Chairman and Chief Executive Officer.
●	Our business depends on the efforts of our management, and our business may be severely disrupted if we lose their services.
●	We are subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution, and other issues.
●	If lawsuits are brought against us, we may incur substantial liabilities.
●	Our insurance may not be sufficient.
●	We have not made use of confidentiality agreements in the past and, although we intend to rely on such agreements in future dealings with employees, consultants, and other parties, the prior lack or the breach of such agreements could adversely affect our business and results of operations.
●	Natural disasters, unusually adverse weather, pandemic outbreaks, boycotts, and geo-political events could materially adversely affect our business.
●	Our ability, or lack thereof, to establish strategic partnerships and expand our operations may adversely affect our business and our plans.
●	There is no existing market for our securities, and we do not know if one will develop.
●	The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.
●	We have no current plans to pay cash dividends on our common stock for the foreseeable future.
●	Our founder and principal shareholder have substantial influence over our Company.
●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.
●	We will incur significant increased costs as a result of operating as a public company and will be required to devote substantial time to compliance initiatives.
●	As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.
●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.
●	Anti-takeover provisions in our Articles of Incorporation and Bylaws and Nevada law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.
●	Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
●	Our subcontractors may fail to satisfy their obligations to us or other parties, or we may be unable to maintain these relationships, either of which may have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and growth prospects.
●	An inability to obtain bonding could limit the aggregate dollar amount of contracts that we are able to pursue.
●	Our dependence on a limited number of customers could adversely affect our business and results of operations.
●	Our failure to comply with the regulations of Occupational Safety and Health Administration (“OSHA”) and state and local agencies that oversee transportation and safety compliance could adversely affect our business, financial condition, results of operations, profitability, cash flows and growth prospects.
●	A change in tax laws or regulations of any federal or state jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our business, financial condition, results of operations, and cash flows.
●	We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.
●	The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation and potential claims for liquidated damages.

Controlled Company

A controlled company is a company in which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Joseph F. Basile III, our Chief Executive Officer, and Chairman of the Board of Directors, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering.

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Therefore, for so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not currently plan to take advantage of the exemptions provided to controlled companies, which include:

●	our Board of Directors is not required to be comprised of a majority of independent directors;
●	our Board of Directors is not subject to the compensation committee requirement; and
●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not currently plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;
●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large, accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

The Offering

Units Offered by Us	1,250,000 Units, each unit consisting of one share of Class A Common Stock and one Warrant, each warrant exercisable for one share of Class A Common Stock. The shares of Class A Common Stock and Warrants that are part of the Units are immediately separable and will be issued separately in this offering. The warrants included within the units are exercisable immediately, have an exercise price equal to $5.50 (133% of the public offering price per unit), and expire five (5) years after the date of issuance. This prospectus also relates to the offering of the shares of Class A Common Stock issuable upon exercise of the Warrants. For more information regarding the Warrants, you should carefully read the section titled “Description of Capital Stock” in this prospectus.

Shares of Common Stock Outstanding Prior to this Offering	8,000,000 shares of Common Stock, which includes 4,000,000 shares of our Class A Common Stock and 4,000,000 shares of our Class B Common Stock.

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Shares of Common Stock to be Outstanding After this Offering	9,250,000 shares of Common Stock, which includes 5,250,000 shares of our Class A Common Stock and 4,000,000 shares of our Class B Common Stock, or 9,437,500 shares of Common Stock, which includes 5,437,500 shares of our Class A Common Stock and 4,000,000 shares of our Class B Common Stock, if the Underwriters exercise their Overallotment Option in full.

Over-allotment option	We have granted the Underwriters a 45 day option to purchase up to an additional 15% of the Units being offered, each Unit consisting of one share of Class A Common Stock and Warrant, each Warrant exercisable for one share of Class A Common Stock at the initial public offering price on the same terms and conditions as set forth above solely to cover over-allotments, if any (the “Overallotment Option”).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $            , or approximately $                if the Underwriters exercise their Overallotment Option in full after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the proceeds from this Offering for (i) business development and expansion, (ii) purchasing equipment and materials, (iii) strategic investment into real estate and complimentary entities (iv) recruitment of talent personnel, and (v) general working capital. See “Use of Proceeds” on page 24 of this Prospectus for more information.

Concentration of ownership	Upon completion of this offering, our executive officers and directors will beneficially own, in the aggregate, approximately 70.91% of the voting power of the outstanding shares of our Common Stock, assuming no exercise by the underwriters of their Overallotment Option.

Representative’s Unit Purchase Option

Upon the closing of this offering, subject to compliance with FINRA Rule 5110, we have agreed to issue to the Representative an option (the “Unit Purchase Option”) to purchase such number of Representative’s Units equal to 10% of the number of Units sold in this offering (including Units sold to cover over-allotments, if any), which will expire five years from the date of this prospectus. The registration statement, of which this prospectus is a part, also registers for sale the shares of Class A Common Stock and the shares of Class A common stock underlying the Representative’s Warrants of the Representative’s Units. The Unit Purchase Option shall have an exercise price equal to 110% of the offering price of the Units sold in this offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Underwriters	Kingswood, a division of Kingswood Capital Partners, LLC.

Proposed Nasdaq symbol	We have reserved the right for our shares of common stock to be traded under the symbol “JFB”.

Risk factors	Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-up period	We and our executive officers, directors and certain stockholders have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for six months after the closing date of the offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

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Transfer agent	ClearTrust, LLC

Payment and settlement	The Underwriters expect to deliver the shares against payment through the facilities of the Depository Trust Company on , 2024.

Unless otherwise indicated, herein, all information in this prospectus assumes and excludes the following:

●	2,000,000 shares of our Class A Common Stock (which is equal to 17.2% of our issued and outstanding Common Stock immediately after the consummation of this offering) reserved for future issuance under our 2024 Equity Incentive Plan.
●	no exercise of the Warrants issued in connection with this offering.
●	no exercise of the Underwriters’ Overallotment Option.
●	4,000,000 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock.
●

250,000 shares of Class A Common Stock underlying Representative’s Units, which includes 125,000 shares of our Class A Common Stock and 125,000 Representative’s Warrant (or 287,500 shares of Class A Common Stock if the underwriters exercise their Overallotment Option to purchase additional Units in full) as part of this offering. Each Representative’s Units shall consist of one share of our Class A Common Stock and one Representative’s Warrant to purchase one share of our Class A Common Stock at an exercise price equal to $5.50 per share The Unit Purchase Option shall have an exercise price of $4.5375 (equal to 110% of the assumed initial public offering price of $4.125 per Unit sold in this offering).

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to the Reorganization.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you decide to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Strategy

We do not have a significant operating history and, as a result, there is a limited amount of information about us on which to make an investment decision.

Our Company was incorporated and commenced operations in May 2014. Accordingly, we have only a limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the relatively early stage of development. Future operating results will depend upon many factors, including increasing the number of affiliates, our success in attracting and retaining motivated and qualified personnel, our ability to establish short-term credit lines, our ability to obtain contracts, control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

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We have limited management and staff, and our continued success requires us to hire, train and retain qualified personnel and subcontractors in a competitive industry.

As of July 18, 2024, we have a total 18 full-time employees and 2 independent contractors. The success of our business depends upon our ability to attract, train and retain qualified, reliable personnel, including, but not limited to, our executive officers and key management personnel. Additionally, the successful operation of our business depends upon engineers, project management personnel, other employees and qualified subcontractors who possess the necessary and required experience and expertise and who will perform their respective services at a reasonable and competitive rate. Competition for these and other experienced personnel is intense, and it may be difficult to attract and retain qualified individuals with the requisite expertise and in the timeframe demanded by our clients. In certain geographic areas, for example, we may not be able to satisfy the demand for our services because of our inability to successfully hire, train and retain qualified personnel.

In addition, the cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. For example, the uncertainty of contract award timing can present difficulties in matching our workforce size with our contracts. If an expected contract award is delayed or not received, we could incur costs resulting from excess staff or redundancy of facilities that could have a material adverse impact on our business, financial conditions and results of operations.

Our management team has no experience operating a company with publicly traded shares.

Mr. Joseph F. Basile III, our founder and principal shareholder and the members of our senior management team have never operated a company with shares traded in the public markets and, consequently, are not familiar with many of the requirements applicable to a public company with shares listed on Nasdaq. Our management and other personnel will need to devote a substantial amount of time to ensure compliance with these requirements and we anticipate that we may need to rely upon outside advisors, counsel, and consultants to ensure compliance with applicable laws and regulations and undertaking various actions, such as implementing new internal controls and procedures. We anticipate that compliance with these rules and regulations will increase our legal, accounting, and financial compliance costs substantially. Further, there is a possibility we will need to expand or replace our senior management with individuals with public company experience.

Our business depends on the continued contributions made by Mr. Joseph F. Basile III, our founder, Chairman and Chief Executive Officer. The loss of his services may result in a severe impediment to our business.

Our success is dependent upon the continued contributions made by our founder, Chairman and Chief Executive Officer, Mr. Joseph F. Basile III. If Mr. Basile cannot serve the Company or is no longer willing to do so, the Company does not have a secession plan in place and may not be able to find alternatives in a timely manner or at all. Further, the Company presently has a limited senior management team increasing the reliance on Mr. Basile’s contributions. As a result, if Mr. Basile left the Company, it would likely result in severe damage to our business operations and would have an adverse material impact on our financial position and operational results.

We will require additional capital in order to achieve commercial success and, if necessary, to finance future operations as we endeavor to build revenue, but we cannot assure you that we will be able to obtain adequate capital as and when required.

We will require significant expenditures to fund future growth. We intend to fund our growth out of the proceeds of this offering and internal sources of liquidity or through additional financing from external sources. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the condition of the global and domestic financial markets.

If we require additional funds and cannot obtain them on acceptable terms when required or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business and may have to reduce the level of our operations. These factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any debt financing that we undertake may be expensive and might impose covenants that restrict our operations and strategic initiatives, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our capital stock, make investments and engage in mergers, consolidations, and asset sale transactions. Equity financing may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our equity securities may be lower than the trading prices of such equities. If new sources of financing are required, but are unattractive, insufficient, or unavailable, then we could be required to modify our business plans or growth strategy which could have a material adverse effect on our business, results of operations or financial condition.

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If we are unable to accurately estimate the overall risks, requirements or costs when we bid on or negotiate a contract that is ultimately awarded to us, we may achieve a lower than anticipated profit or incur a loss on the contract.

We derive revenue from fixed unit price contracts, cost-plus contracts and lump sum contracts. The nature of our contracts, particularly those that are fixed-price, subjects us to risks associated with cost overruns, operating cost inflation and potential claims for liquidated damages. Fixed unit price contracts require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. Cost-plus contracts allow us to be reimbursed for all allowable costs plus a fixed fee. We realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenue exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our business, financial condition, results of operations and cash flows.

The costs incurred and gross margin realized on our contracts can vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

●	on site conditions that differ from those assumed in the original bid or contract;

●	failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs of materials needed to complete a contract;

●	contract or project modifications creating unanticipated costs not covered by change orders;

●	failure by our suppliers, subcontractors, designers, engineers, joint venture partners, or customers to perform their obligations;

●	delays in quickly identifying and taking measures to address issues which arise during contract execution;

●	changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel for our equipment;

●	claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;

●	difficulties in obtaining required governmental permits or approvals;

●	availability and skill level of workers in the geographic location of a project;

●	citations issued by any governmental authority, including OSHA;

●	unexpected labor conditions, costs or work stoppages;

●	changes in applicable laws and regulations;

●	delays caused by weather conditions;

●	fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and

●	mechanical problems with our machinery or equipment.

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We currently maintain all our cash and cash equivalents with one financial institution, and, therefore, our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fails.

We currently maintain all our cash and cash equivalents with one (1) financial institution, Seacoast National Bank. At the current time, our cash balance with such financial institutions is in excess of the Federal Deposit Insurance Corporation insurance (“FDIC Insurance”) limit and, therefore, we may not be able to recover a substantial portion of these cash and cash equivalents, in the event of the failure of any such financial institutions. As a result of the recent inability of certain businesses with accounts at Silicon Valley Bank to gain access to their deposits and the greater focus on the concerns of potential failures of other financial institutions in the future, we are considering diversifying our investments by transferring cash not required for immediate use into short-term treasury bills and also considering transferring a portion of our cash and cash equivalents to other financial institutions in order to reduce the risks associated with maintaining all of our cash and cash equivalents at three financial institutions. Additionally, we intend to work with our current financial institution to increase the amount of funds held there that are insured by FDIC Insurance. Notwithstanding these efforts, the failure of our financial institutions in which our cash and cash equivalents are held, the resulting inability for us to obtain the return of our funds from any of those financial institutions, or any other adverse condition suffered by any of those financial institutions, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Increased costs of labor and materials can materially adversely affect our business, results of operations or financial condition.

Higher than expected costs of labor and materials, including transportation costs related to increase fuel pricing, related to our construction projects may affect our ability to realize profits. Inflation, interests rate impacts on our supplier’s pricing and supply chain failures are potential causes for such increased costs. Further, it is difficult to ensure we project such costs when bidding on a project. Further, there is no guarantee that we will be able to pass such higher costs to customers, and so an increase in such costs could have a material adverse effect on our business, results of operations or financial condition.

The failure of our IT systems or a security breach involving consumer or employee personal data could have a materially adverse effect on our reputation and business, results of operations or financial condition.

Our business operations utilize a variety of cloud-based IT systems. We are dependent on these systems for all commercial transactions, and supply chain and inventory management. Although we (i) have established a firewall for our network, (ii) conduct regular system updates and employee trainings, (iii) regularly backup our data and (iv) have established appropriate contingency plans to mitigate the risks associated with a failure of our IT systems or a security breach, if one of our key IT systems were to suffer a failure or security breach this could have a material adverse effect on our business, results of operations or financial condition. Further, we rely on third parties for certain IT services. If an IT service provider were to fail or the relationship with us were to end, we might be unable to find a suitable replacement in a timely manner, and our business, results of operations or financial condition could be materially adversely affected. We continually modify and enhance our IT systems and technologies to increase productivity and efficiency. As new systems and technologies are implemented, we could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to our manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on our business, results of operations or financial condition.

We receive and store personal information in connection with human resources operations, marketing efforts and other aspects of our businesses. Additionally, we exchange information with numerous trading partners across all aspects of our operations. Any security breach of our IT systems or those of our dealers, distributors and trading partners could result in disruptions to our operations or erroneous transactions. To the extent that such a breach results in a loss or damage to our data, or an inappropriate disclosure of confidential or personal information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against us and ultimately materially adversely affect our business, results of operations or financial condition.

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As of the date of this prospectus, we have not experienced a material cyber security incident.

Failure to maintain safe work sites could result in significant losses, which could materially affect our business and reputation.

Because our employees and others are often in close proximity with mechanized equipment, moving vehicles, and chemical substances, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is a primary focus of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to work on the project. Unsafe work conditions, including OSHA violations, also can increase employee and subcontractor turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures, implement ineffective safety procedures or fail to have adequate insurance policies in place, our employees and subcontractors could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

We may be unable to obtain or maintain sufficient bonding capacity, which could materially adversely affect our business.

Some of our contracts require performance and payment bonds. Our ability to obtain performance and payment bonds primarily depends upon our capitalization, working capital, past performance, management expertise, reputation and certain external factors, including the overall capacity of the surety market. If we are unable to renew or obtain a sufficient level of bonding capacity in the future, we may be precluded from being able to bid for certain projects or successfully contract with certain customers. In addition, even if we are able to successfully renew or obtain performance or payment bonds, we may be required to post letters of credit in connection with such bonds, which could negatively affect our liquidity and results of operations.

It is standard for sureties to issue or continue bonds on a project-by-project basis, and they can decline to do so at any time or require the posting of additional collateral as a condition thereto. Events that adversely affect the insurance and bonding markets generally may result in bonding becoming more difficult to or costly to obtain in the future. If we were to experience an interruption or reduction in the availability of our bonding capacity as a result of these or any other reasons, or if bonding costs were to increase, we may be unable to compete for certain projects that require bonding, which would materially and adversely affect our financial condition, results of operations or liquidity.

Our insurance may not be sufficient.

We carry insurance that we consider adequate in regard to the nature of the covered risks and the costs of coverage, discussed in the “Insurance” section. Nonetheless, we are not fully insured against all possible risks, nor are all such risks insurable. We may be forced to cover the costs of certain realized risks which may have a material adverse effect on our business, results of operations or financial condition.

Our business requires us to pay contracting licensing fees for each state that we operate in. We may not be able to justify the cost of compliance in a particular state or locality thus necessitating that we allow our license to expire. This may have a materially adverse effect on our business, results of operations or financial condition.

Each state within the United States maintains its own licensing regime with respect to construction and development business. The applicable fees and compliance rules may prove too costly for us and senior management may choose to permit our license-to-do-business in certain states to expire. We may make such a decision based on the costs outweighing the benefits, although our judgment may prove incorrect, and we may forfeit the possibility of significant profit by withdrawing from a certain state. Poor decision-making with respect to allowing certain licenses to expire or to maintaining them indefinitely may have a materially adverse effect on our business, results of operations or financial condition.

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We depend on third parties for equipment and supplies essential to operate our business.

We rely on third parties to sell or lease equipment to us and to provide us with supplies including construction materials necessary for our operations. We cannot assure you that our favorable working relationships with our suppliers will continue in the future. In addition, there have historically been periods of supply shortages in our industry.

The inability to purchase or lease equipment that are necessary for our operations could severely impact our business. If we lose our supply contracts and receive insufficient supplies from third parties to meet our customers’ needs, or if our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We have not made use of confidentiality agreements in the past and, although we intend to rely on such agreements in future dealings with our suppliers, employees, consultants, and other parties, the prior lack or the breach of such agreements could adversely affect our business and results of operations.

In the past, we have not made use of confidentiality agreements with our employees, customers, consultants and other parties to protect proprietary information or trade secrets. We intend to rely on such confidentiality agreements on a go-forward basis. Current and former employees not covered under confidentiality agreements may divulge our proprietary information or trade secrets. The release of such proprietary information or trade secrets could adversely affect our business and results of operations. Additionally, for individuals covered by future confidentiality agreements, there can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our proprietary information or trade secrets will not otherwise become known to or independently developed by competitors. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information that may not be resolved in our favor. We may be involved from time to time in litigation to determine the enforceability, scope and validity of our rights. Any such litigation could result in substantial cost and diversion of effort by our management and technical personnel at the expense of other tasks related to our business.

Our business is highly dependent on a single client, and the loss of this customer or a significant reduction in services provided to this customer could materially and adversely affect our revenue and profitability.

A substantial portion of our revenue is derived from services provided to a single customer. During the years ended December 31, 2023 and 2022, one (1) customer totaled 50% and 52% of our total revenue, respectively. The loss of this customer, a significant reduction in the services we provide to this client, or a deterioration in the financial condition of this client could result in a substantial decrease in our revenue and profitability. Additionally, if this client were to demand pricing concessions or other contract modifications, our business could be adversely affected.

We may not be able to replace this customer with other customers of comparable size, which could lead to a decrease in our revenue. Furthermore, our ability to obtain new clients may be adversely affected by the perception that we are overly dependent on this particular client.

Even if we are able to diversify our client base, there can be no assurance that we will be able to do so in a timely manner or on favorable terms. Any such diversification efforts may require significant resources and management attention, which could also adversely affect our financial performance.

If we fail to maintain our relationship with this client, or if this client significantly reduces its business with us, it could have a material adverse effect on our business, financial condition, and results of operations.

Our failure to meet the schedule or performance requirements of our contracts could adversely affect us.

In most cases, our contracts require completion by a scheduled acceptance date. Failure to meet any such schedule, unless the result of non-fault issues such as force majeure, could result in additional costs, penalties or liquidated damages being assessed against us, and these could exceed projected profit margins on the contract. Performance problems on existing and future contracts, such as material shortages, changes to the scope of work or subcontractor performance, could cause actual results of operations to differ materially from those anticipated by us and could cause us to suffer damage to our reputation within the industry and among our customers.

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We may choose, or be required, to pay our subcontractors even if our customers do not pay, or delay paying us for the related services.

We use subcontractors to perform portions of our services. In some cases, we pay our subcontractors before our customers pay us for the related services. We could experience a material decrease in profitability and liquidity if we choose, or are required, to pay our subcontractors for work performed for customers that fail to pay, or delay paying us, for the related work.

We may lose business to competitors that underbid us, and we may be unable to compete favorably in our highly competitive industry.

Some of our project awards are determined through a competitive bidding process in which price is the determining factor. We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can due to the location of their plants or as a result of their size or vertical-integration advantages. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins.

We could incur material costs and losses as a result of claims that our materials do not meet regulatory requirements or contractual specifications.

We provide our customers with materials designed to comply with building codes or other regulatory requirements, as well as any applicable contractual specifications. If our materials do not satisfy these requirements and specifications, material claims may arise against us, our reputation could be damaged and, if any such claims are for an uninsured, non-indemnified or product-related matter, then resolution of such claim against us could have a material adverse effect on our financial condition, results of operations or liquidity.

Unionization activities may disrupt our operations and increase our costs.

Although none of our employees are currently covered under collective bargaining agreements, our employees or that of our suppliers may elect to be represented by labor unions in the future. If a significant number of our employees or that of our suppliers were to become unionized and collective bargaining agreement terms were significantly different from our or our suppliers’ current compensation arrangements, it could have a material adverse effect on our business, financial condition and results of operations. In addition, a labor dispute involving some or all our or that of our suppliers or employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes could increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build-out costs for new projects in such markets could materially increase.

Risks Relating to Our Industry

Our results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of the construction industry.

Our results of operations experience substantial fluctuations from quarter to quarter and year to year. Any negative economic conditions that occur during the months of traditionally higher sales of a given product could have a disproportionate effect on our results of operations for the entire fiscal year. We may also make strategic decisions to deliver and invoice customers at certain dates to lower costs or improve supply chain efficiencies or may be forced to do so because of supply chain issues or disruption. As a result, our results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, we incur significant additional expenses in the periods leading up to the beginning of new projects which may also result in fluctuations in our results of operations. Our annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond our control. This seasonality in revenues, expenses and margins, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, including major weather events such as hurricanes, geopolitical uncertainty, the cost or availability of raw materials or labor, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect our business, results of operations or financial condition.

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We are subject to laws, rules and regulations regarding safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs.

We are subject to federal, state local, and municipal laws, rules and regulations in the United States regarding product safety, health, environmental and noise pollution and other issues that could cause us to incur fines or penalties or increase our operating costs, all of which could have a material adverse effect on our business, results of operations or financial condition. Namely, we are required to comply with the Occupational Safety and Health Act of 1970, which helps to ensure safe and healthy working conditions for workers by setting and enforcing standards and by providing training, outreach, education, and assistance. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify our products, or harm to our reputation, which could have a material adverse effect on our business, results of operations or financial condition.

Our operations are subject to special hazards that may cause personal injury or property damage, subjecting us to liabilities and possible losses which may not be covered by insurance.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

The construction services industry is highly schedule driven, and our failure to meet the schedule requirements of our contracts could adversely affect our reputation and/or expose us to financial liability.

In some instances, we guarantee that we will complete a project by a certain date. Any failure to meet contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages, liability for our customer’s actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Natural disasters, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events could materially adversely affect our business, results of operations or financial condition and the market for stocks globally.

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest and acts of terrorism, upheavals in international relations, or similar disruptions could materially adversely affect our business, results of operations or financial condition. These events could result in physical damage to one or more of our properties or construction projects, increases in fuel or other energy prices, temporary or permanent closure of one or more of our projects, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials or building supplies, and disruption to our information systems, and, ultimately, have a material adverse impact on our business, results of operations or financial condition. Further, such events could materially adversely affect the financial markets. The price of our common stock may decline significantly if such an event were to occur after the consummation of this offering, in which case you may lose your investment.

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Risks Relating to Our Securities and this Offering

There is no existing market for our securities, and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our securities. We cannot assure you that an active trading market for our common stock will develop following this offering, or if it does develop, it may not be maintained. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market following the completion of this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

JFB Construction Holdings is a holding company.

We, JFB Construction Holdings, are a holding company and our only significant assets are the membership interest and capital stock of our current or future subsidiaries. As a result, we are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through its subsidiaries, which generate substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of that subsidiary before any assets are made available for distribution to us.

The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile. This volatility may prevent you from being able to sell your shares at or above the price you paid for your shares. Our stock price could be subject to wide fluctuations in response to a variety of factors, which include:

●	actual or anticipated fluctuations in our quarterly or annual operating results;
●	publication of research reports by securities analysts about us or our competitors or our industry;
●	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);
●	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; additions and departures of key personnel;
●	additions and departures of key personnel;
●	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;
●	the passage of legislation or other regulatory developments affecting us or our industry;
●	speculation in the press or investment community;
●	changes in accounting principles;
●	terrorist acts, acts of war or periods of widespread civil unrest;
●	natural disasters and other calamities; and
●	changes in general market and economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

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Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;
●	changes in interest rates;
●	macroeconomic conditions, both nationally and locally;
●	changes in consumer preferences and competitive conditions;
●	expansion to new markets;
●	increases in infrastructure costs; and
●	in commodity prices.

Unanticipated fluctuations in our quarterly operating results could result in a decline in our stock price.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We have no current plans to pay cash dividends on our common stock for the foreseeable future, and you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it and any potential investor who anticipates the need for current dividends should not purchase our securities. See the section entitled “Dividend Policy.”

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Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Our founder and principal shareholder has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

After giving effect to the sale of the shares offered hereby, Mr. Joseph F. Basile III will own 47.19% of our outstanding shares, including 71.68% of the Company’s voting power (or 45.35%, including 70.91% of the Company’s voting power, if the Underwriters exercise the Overallotment Option in full). Accordingly, Mr. Basile will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. Mr. Basile will also have the power to prevent or cause a change in control. Without the consent of Mr. Basile, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Basile could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Basile may differ from the interests of our other shareholders. The concentration in the ownership of our Common Stock shares may cause a material decline in the value of our Class A Common Stock. For more information regarding Mr. Basile, see “Principal Shareholders.”

The sale or availability for sale of substantial amounts of our Class A Common Stock could adversely affect its market price.

Sales of substantial amounts of our Class A Common Stock in the public market after the completion of this offering, including sales made of any shares pledged for a loan by any holder of a significant number of shares of our Class A Common Stock, or the perception that these sales could occur, could adversely affect the market price of our Class A Common Stock and could materially impair our ability to raise capital through equity offerings in the future. The Class A Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. There will be 9,250,000 shares of Common Stock outstanding immediately after this offering, including 5,250,000 shares of Class A Common Stock (or 9,437,500 shares of Common Stock and 5,437,500 shares of Class A Common Stock assuming the full exercise of the Underwriters’ Overallotment Option). In connection with this offering, we and each of our directors and officers named in the section “Directors and Executive Officers,” have agreed not to sell any common stock for six months from the date of this prospectus without the prior written consent of the Underwriter, subject to certain exceptions. However, the Underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our common stock. See “Plan of Distribution” and “Description of Capital Stock” for a more detailed description of the restrictions on selling our securities after this offering.

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You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of 1,250,000 shares of Class A Common Stock offered in this offering as part of the Unit at a public offering price of $4.125 per Unit, and after deducting underwriting commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $            per share, or approximately            %, at the assumed public offering price. Additionally, to the extent that the warrants, or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, in most scenarios, our Board of Directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Common Stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section titled “Dilution.”

The Warrants may not have value.

The Warrants being offered by us in this offering have an exercise price of $5.50 per share, and expire on the fifth anniversary from the date of issuance. In the event that our Class A Common Stock does not exceed the exercise price of the Warrants during the period when such Warrants are exercisable, investors in this offering may not realize the value of such Warrants they are purchasing. Further, the Company may not receive the future value of the Warrants and will not receive proceeds from the Warrants if the Warrants are not exercised.

Holders of our Warrants will have no rights as stockholders until they acquire shares of our Class A Common Stock, if ever.

If you acquire Warrants to purchase shares of our Class A Common Stock in this offering, you will have no rights with respect to our Class A Common Stock until you acquire shares of such Class A Common Stock upon exercise of your Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a holder of Class A Common Stock only as to matters for which the record date occurs after the exercise date.

We cannot predict the effect our dual-class structure may have on the market price of our Class A Common Stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. The dual-class structure of our common stock may make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. In addition, it is unclear what effect, if any, such policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we may be excluded from certain indices and we cannot assure you that other stock indices (including Nasdaq) will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices may preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock may be adversely affected.

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We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we anticipate that compliance with these rules and regulations will increase our legal, accounting and financial compliance costs substantially. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;
●	expected timing and amount of the release of any tax valuation allowances;
●	tax effects of stock-based compensation;
●	costs related to intercompany restructurings;
●	changes in tax laws, regulations or interpretations thereof; or
●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Changes to accounting rules or regulations may adversely affect the Company’s financial statements.

Changes to existing accounting rules or regulations may impact our financial statements, and in turn, impact the reporting of our future results of operations, result in additional costs to the Company or cause negative perception of the Company’s financial outlook by investors or analysts. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to our operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for our operations, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, this could have a material adverse effect on the results of our operations.

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As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders with less information or fewer rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company”, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of an extension of time to comply with new or revised financial accounting standards;
●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with standard public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with standard public company effective dates, and thus investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

We will be a “controlled company” within the meaning of Nasdaq listing standards and, as a result, will qualify for exemptions from certain corporate governance requirements.

Following this offering, Joseph F. Basile III, our Chief Executive Officer and Chairman of the Board of Directors will hold approximately 71.68% of the voting power in us (or approximately 70.91% if the underwriters exercise their Overallotment Option in full) and, as a result, we will be a “controlled company” within the meaning of the Nasdaq listing standards. For so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not plan to take advantage of the exemptions provided to controlled companies, which include

●	our Board of Directors is not required to be comprised of a majority of independent directors;
●	our Board of Directors is not subject to the compensation committee requirements; and
●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.
●	our Board of Directors is not required to be comprised of a majority of independent directors;

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. Our status as a controlled company could cause our securities to be less attractive to certain investors or otherwise adversely affect our securities’ trading price.

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If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the price of our common stock and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us was to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our common stock or trading volume to decline.

Anti-takeover provisions in our Articles of Incorporation and Bylaws and Nevada law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

The anti-takeover provisions of the Nevada law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three (3) years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. Our Articles of Incorporation and our Bylaws, upon the consummation of this offering, may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our Board of Directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the Company may be unsuccessful.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company and are an accelerated or large accelerated filer.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff, all of which would is likely to add additional attention and costs to the Company. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by Nasdaq on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, projected costs and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “should,” “shall,” “intend,” “goal,” “objective,” “seek,” “expect,” and similar expressions or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including but not limited to:

●	risks relating to bidding on construction projects;
●	the inexperience of our principal shareholder and senior management in operating a publicly traded company;
●	economic conditions that impact consumer spending may have a material adverse effect on our business;
●	results of operations or financial condition;
●	risks related to face intense competition including from some competitors that have greater financial and marketing;
●	risks related to our ability to attract and retain key personnel;
●	potential harm caused by misappropriation of our data and compromises in cybersecurity;
●	changes in laws;
●	regulatory requirements, proceedings and complaints;
●	litigation;
●	failure to develop brand name and reputation;
●	the impact of natural disasters and health epidemics; and
●	the other risks we face and the actions we may take in response thereto.

These forward-looking statements are subject to a number of other risks, assumptions and uncertainties described in this prospectus, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $           , based upon an assumed public offering price of $4.125 per Unit, after deducting the estimated underwriting discounts and commissions, and estimated offering expenses payable by us and assuming no exercise of the Warrants included in the Units. We will only receive additional proceeds from the exercise of the Warrants included in the Units we are selling in this offering if the Warrants are exercised for cash. If the Underwriters fully exercise the Overallotment Option, the net proceeds of the Units we sell will be approximately $                        .

Each $1.00 increase (decrease) in the assumed offering price of $4.125 per Unit would increase (decrease) the net proceeds to us from this offering by approximately $            after deducting estimated underwriting discount and commissions, and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each 100,000 share increase (decrease) in the number of Units offered by us at the assumed public offering price would increase (decrease) the net proceeds to us in this offering by approximately $                   , assuming that the price per Unit for the offering remains at $4.125, and after deducting the estimated offering expenses payable by us. A change in the offering price or the number of shares by these amounts could have a material effect on our uses of the proceeds from this offering, and it may impact the amount of time prior to which we will need to seek additional capital.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

●	approximately 15% for the business development and expansion of our business;
●	approximately 5% for purchasing equipment and supplies;
●	approximately 20% for strategic investment into real estate and complimentary entities;
●	approximately 10% for the recruitment of talent personnel; and
●	the balance of approximately 50%, together with any proceeds from the over-allotment option, for general administration and working capital.

Use of Net Proceeds	$	%
Business development		15%
Equipment purchases		5%
Strategic investment into real estate and complimentary entities		20%
Recruitment of talent personnel		10%
General working capital		50%
Total		100%

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While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including our business development efforts, our operating costs and other factors described under “Risk Factors” in this prospectus. The expected net proceeds from the sale of the shares offered hereby, if added to our current cash and cash equivalents is anticipated to be sufficient to fund our operations through the next 12 months. In the event that our plans change, our assumptions change or prove to be inaccurate, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Holders of our common stock are entitled to receive dividends only when and if declared by our Board of Directors out of funds legally available for dividends.

Historically, we have been treated as an S Corporation for U.S. federal income tax purposes and, as such, we have paid distributions to our founder and sole shareholder, Joseph F. Basile III, to assist him in paying the U.S. federal income taxes on our taxable income that is “passed through” to him, as well as additional amounts for returns on capital. In 2022, our board declared and paid cash dividend of $857,959 to our founder and sole shareholder Mr. Joseph F. Basile III. In 2023, our board declared an additional $133,640 cash dividend to Mr. Basile.

On April 4, 2024, our board declared and paid cash dividend of $750,000 to Mr. Basile. In 2024, we elected to be taxed as a C Corporation. We do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our Board of Directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of March 31, 2024:

●	on an actual basis;

●	on a pro forma basis to reflect the issuance of 360,000 shares of Class A Common Stock to Chartered Services, LLC for consulting services in 2024;

●	on a pro forma as adjusted basis to additionally give effect to the sale of shares of our Class A Common Stock in this offering, assuming an initial public offering price of $4.125 per Unit and no exercise of the Underwriters’ Overallotment Option, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

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	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$5,737,862	$5,737,862	$

Indebtedness	332,870	332,870

Stockholders’ equity: (2)
Preferred stock, par value $0.0001
per share, 10,000,000 shares
authorized, no shares issued and
outstanding, actual; no shares
issued and outstanding, pro forma;
no shares issued and outstanding,
pro forma as adjusted
Class A Common stock, par value $0.0001 per share, 186,000,000 shares authorized, 3,640,000 shares issued and outstanding, actual; 4,000,000 shares issued and outstanding, pro forma; 5,250,000 shares issued and outstanding, pro forma as adjusted	364	400		525
Class B Common stock, par value $0.0001 per share, 4,000,000 shares authorized, 4,000,000 shares issued and outstanding, actual; 4,000,000 shares issued and outstanding, pro forma; 4,000,000 shares issued and outstanding, pro forma, as adjusted	400	400		400
Additional paid-in capital(3)	-	-
Retained earnings	33,287	33,287
Total stockholders’ equity	6,753,073	6,753,073
Total capitalization	$7,085,943	$7,085,943	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $4.125 per Unit would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $                , assuming the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Units we are offering.

An increase or decrease of 100,000 in the number of Units we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, stockholders’ equity and total capitalization by approximately $                , assuming the assumed initial public offering price per share remains the same, and after deducting underwriting discounts and commissions. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	All stockholders’ equity has been adjusted for the Reorganization.

(3)	Pro forma, as adjusted, additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, Underwriters’ expense allowance and other expenses. We expect to receive net proceeds of approximately $ _ (offering proceeds of $5,156,250, less underwriting discounts of $ , non-accountable expense of $ _ and offering expenses of $ , which includes reimbursement of the Representative’s out-of-pocket expenses of $ ). If the Underwriters’ Overallotment Option is exercised, the net proceeds to us would be $ .

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The above discussion and tables assumes and excludes the following:

●	2,000,000 shares of our Class A Common Stock (which is equal to 17.2% of our issued and outstanding Common Stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan.
●	no exercise of the Warrants issued in connection with this offering; and
●	no exercise of the Underwriters’ Overallotment Option.
●	4,000,000 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock.
●	250,000 shares of Class A Common Stock underlying Representative’s Units, which includes 125,000 shares of our Class A Common Stock and 125,000 Representative’s Warrant (or 287,500 shares of Class A Common Stock if the underwriters exercise their Overallotment Option to purchase additional Units in full) as part of this offering. Each Representative’s Units shall consist of one share of our Class A Common Stock and one Representative’s Warrant to purchase one share of our Class A Common Stock at an exercise price equal to $5.50 per share The Unit Purchase Option shall have an exercise price of $4.5375 (equal to 110% of the assumed initial public offering price of $4.125 per Unit sold in this offering).

DILUTION

If you invest in shares of our Class A Common Stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $4.125 per share and the as adjusted net tangible book value per share of our Common Stock immediately upon the consummation of this offering.

Holders of Class A Common Stock and Class B Common Stock have the same rights except for voting and conversion rights. In respect of matters requiring a stockholder vote, each holder of Class A Common stock will be entitled to one vote per share of Class A Common Stock and each holder of Class B Common Stock will be entitled to 3 votes per share of Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock at any time after issuance at the option of the holder on a one-to-one basis. Shares of Class A Common Stock are not convertible into shares of any other class. Shares of Class B Common Stock are not being converted as part of this offering.

Our net tangible book value as of March 31, 2024 was approximately $6,179,323 or approximately $0.81 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2024.

Our pro forma net tangible book value as of March 31, 2024, for the issuance of 360,000 shares of Class A Common Stock to Chartered Services, LLC for consulting services in 2024, was approximately $6,179,323 or approximately $1.70 per share.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to our sale of shares of Class A Common Stock of the Units in this offering at an assumed public offering price of $4.125 per share, and after deducting Underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of December 31, 2023 would have been $            , or $            per share. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $                    per share to purchasers of shares in this offering, as illustrated in the following table:

Assumed initial public offering price per share
Historical net tangible book value per share
Pro forma net tangible book value per share
Increase in net tangible book value per share attributable to new investors
Adjusted net tangible book value per share as of March 31, 2024, after giving effect to this offering
Dilution per share to new investors in this offering

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The above discussion and tables assumes and excludes the following:

●	2,000,000 shares of our Class A Common Stock (which is equal to 17.2% of our issued and outstanding Common Stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan.
●	no exercise of the Warrants issued in connection with this offering; and
●	no exercise of the Underwriters’ Overallotment Option.
●	4,000,000 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock.
●	250,000 shares of Class A Common Stock underlying Representative’s Units, which includes 125,000 shares of our Class A Common Stock and 125,000 Representative’s Warrant (or 287,500 shares of Class A Common Stock if the underwriters exercise their Overallotment Option to purchase additional Units in full) as part of this offering. Each Representative’s Units shall consist of one share of our Class A Common Stock and one Representative’s Warrant to purchase one share of our Class A Common Stock at an exercise price equal to $5.50 per share The Unit Purchase Option shall have an exercise price of $4.5375 (equal to 110% of the assumed initial public offering price of $4.125 per Unit sold in this offering).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the three months ended March 31, 2024 and March 31, 2023 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. All amounts included herein with respect to the fiscal years ended December 31, 2022 and 2023 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP.

Overview of Company

JFB is a commercial and residential real estate construction and develop company, prioritizing innovation and efficiency. The Company’s management is dedicated to delivering high-quality services to commercial and residential markets, such as retail corporate buildout, multifamily community developments and luxury residential homes, with a focus on fostering long-term relationships with clients, partners, and communities. Our comprehensive suite of services encompasses everything from initial project planning and design to the final stages of construction and project management.

Our primary market is the Florida Atlantic region, where we have built a reputation and network of clients and partners. The Company has built upon our regional success to continue to mature proficiently throughout much of the south and other regions in the United States. To date, JFB has successfully completed projects across the 36 states with over 2 million square feet of commercial retail and shopping center projects completed. Management believes this experience operating in different jurisdictions has laid the foundation for our continued growth objectives to optimize opportunities to complete profitable and reputable construction projects throughout much the United States. With our continued expansion, ability to navigate a myriad of construction regulations across the United States and a focus on larger construction projects, we believe our substantial year over year growth, including approximately 39% increase in gross revenue in 2023 from 2022, will continue allowing the Company to thrive in the years to come. It is our intent to capitalize on our increased access to capital to fund new projects and increased bond-ability as a public company to fuel this growth.

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We have extensive experience building and remodeling hundreds of franchise locations for corporate franchisors and franchisees for national, fast expanding brands, including European Wax Center, Massage Envy, Planet Fitness, V/O Medspa, Arby’s, Tropical Smoothie Cafe, Amazing Lash Studio, Starbucks and Save-A-Lot. For our franchise customers, we offer interior remodeling, space optimization, and the integration of advanced design to create functional and attractive retail environments. The Company expects consistent and reliable revenue for this division based on established relationships and customers affiliated reputable name brands. We intend to continue to utilize our commitment to quality craftsmanship, attention to detail, and customer satisfaction to set us apart in the market. Management believes JFB Construction’s unique selling proposition lies in our ability to tailor solutions to meet the specific needs of each client, familiarity of the needs of our clients within the franchise construction niche, and delivering projects on time and within budget creating high profit margins for our shareholders. By utilizing this approach, our clients’ continued growth will likely result in our continued growth through sustained, new projects with our current client base, as well as referrals to other franchisors and franchisees expanding their business. By utilizing the same contractor for all their franchise locations, we offer efficient and economical solutions for expanding businesses.

JFB’s residential construction projects focus on sizable multi-family residential developments and luxury homes. We build low rise apartment and townhome developments constructing high quality, reasonably priced housing. Presently, our focus is on apartment complexes and townhouses, with a potential shift to mixed-use buildings in the future as our business expands and new opportunities are presented.

For select clients, we also build luxury homes with superior craftsmanship and attention to detail. Our residential division focuses on custom home builds, in addition to certain remodeling projects in the South Florida region. Some of our luxury residential projects also include state of the art equestrian facilities. Our relationships with architects, engineers and designers open opportunities for such projects and we will continue to foster these relationships to continue growth in this division.

Results of Operations

For the Three Months Ended March 31, 2024 Compared to the Three Months Ended March 31, 2023

The following table summarizes the results of condensed consolidated statements of operations and comprehensive income (loss) (unaudited) for the three months ended March 31, 2024 and 2023 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Three Months Ended
	March 31,		Change
	2024	2023	Amount

Revenues	$3,055,204	$7,187,709	$4,132,505
Cost of revenues	2,173,037	5,605,343	(3,432,306)
Gross profit	882,167	1,582,366	(700,199)

Operating expenses:
Selling and marketing expense	1,767	4,556	(2,789)
General and administrative	804,529	731,544	72,985
Loss on fixed asset disposal	4,634	-	4,634
Depreciation and amortization expense	29,255	21,212	8,043
Total operating expenses	840,185	825,054	15,131

Income from operations	41,982	825,054	(783,072)

Other income (expense):
Other income, net
Interest expense	27,004	3,857	23,147
Interest income	44,409	13,549	30,860
Total other income (expense), net	71,413	17,406	54,007
Net income	$113,395	$842,460	$(729,065)

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Revenues.

Revenues decreased by $ 4,132,505, or 57%, to approximately $ 3,055,204 in the three months ended March 31, 2024 from approximately $7,187,709 for the three months ended March 31, 2023. The decrease in revenue was principally to seasonality in the industry, inflation, and high interest rates on construction loans.

Cost of revenues

Cost of revenues decreased $3,432,306, or 157%, to approximately $2,173,037 in the three months ended March 31, 2024 from approximately $5,605,343 for the three months ended March 31, 2023. The decrease in costs of revenue was primarily due to decrease in revenue.

Gross profit

Our gross profit decreased by $ 700,199, or 44%, to $882,167 in the three months ended March 31, 2024 from $1,582,366 in the three months ended March 31, 2023. The decrease in the gross profit was primarily attributable to decrease in revenue.

Selling and marketing expenses

Our selling and marketing expenses decreased by $2,789, or 158%, from $1,767 in the three months ended March 31, 2024 to $4,556 in the three months ended March 31, 2023, primarily due to decrease in revenue.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, travel expenses, and insurance expenses. General and administrative expenses increased by approximately $72,985, or 9.98%, to approximately $804,529 in the three months ended March 31, 2024 from approximately $731,544 the three months ended March 31, 2023. The increase was mainly due to hiring more staff for the upcoming growth the Company is expecting. Our general and administrative expenses represented 37% and 10.18% of our total revenue for the three months ended March 31, 2024 and 2023, respectively.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by $8,043, or 37%, to $29,255 in the three months ended March 31, 2024 from $ 21,212 in the three months ended March 31, 2023, primarily due to purchases of depreciable assets.

Other income, net

Our other income increased by $54,007, or 310%, to $71,413 in the three months ended March 31, 2024 from $17,406 in the three months ended March 31, 2023, due to higher cash balances at the bank and higher interest rates on our bank balances.

Interest expenses

Our interest expense increased by $ 23,147, or 600.13%, to $27,004 in the three months ended March 31, 2024 from $ 3,857 in the three months ended March 31, 2023. The increase in our interest expense was primarily attributable to increase in residential project funding.

Interest income

Our interest income increased by $30,860, or 227.77%, to $ 44,409 in the three months ended March 31, 2024 from $13,549 in the three months ended March 31, 2024. The increase in our interest income was the result of higher interest pain on bank balances.

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Net income

Our net income decreased by $729,065, or 86%, to $113,395 in the three months ended March 31, 2024 from $842,460 in the three months ended March 31, 2023, due to decrease in new construction projects in Q1 of 2024.

For the Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table summarizes the results of condensed consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2023 and 2022 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Fiscal Year Ended
	December 31,		Change
	2023	2022	Amount

Revenues	$32,366,003	$24,195,212	$8,170,791
Cost of revenues	25,095,042	19,574,462	5,520,580
Gross profit	7,270,961	4,620,750	2,650,211

Operating expenses:
Selling and marketing expense	41,573	44,985	(3,412)
General and administrative	3,107,635	2,064,322	1,043,313
Depreciation and amortization expense	100,029	48,334	51,695
Total operating expenses	3,249,237	2,157,641	1,091,596

Income from operations	4,021,724	2,463,109	1,558,615

Other income (expense):
Other income, net	18,382	(1,223)	17,159
Interest expense	(31,292)	(1,675)	(29,617)
Interest income	136,948	7,055	129,893
Total other income (expense), net	124,038	4,157	119,881
Net income	4,145,762	2,467,266	1,678,496

Revenues.

Revenues increased by $8,170,791, or 33.77%, to approximately $32.3 million in the year ended December 31, 2023 from approximately $24.2 million for the year ended December 31, 2022. The increase in revenue was principally due to an increase in new construction projects, new franchisors adding JFB to their list of preferred vendors and increased Company exposure through tradeshows and otherwise.

Cost of revenues

Cost of revenues increased $5,520,580, or 28.2%, to approximately $25 million in the year ended December 31, 2023 from approximately $19.6 million for the year ended December 31, 2022. The increase in costs of revenue was primarily due to a proportional increase to costs of revenue to increase in revenue and increases to the Company’s target profit margins for project proposals.

Gross profit

Our gross profit increased by $2,650,211, or 57.35%, to $7.2 million in the year ended December 31, 2023 from $4.6 million in the year ended December 31, 2022. The increase in the gross profit margin was primarily attributable to increased revenues, implementing programs to minimize waste on projects and adequately bidding on jobs to maximize profits.

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Selling and marketing expenses

Our selling and marketing expenses decreased by $3,412, or 8.2%, from $41,573 in the year ended December 31, 2023 to $44,985 in the year ended December 31, 2022, primarily due to referrals being at an all-time high reducing the amount of money spent on trying to obtain new leads or projects.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, travel expenses, and insurance expenses. General and administrative expenses increased by approximately $1 million, or 47.7%, to approximately $3.1 million in the year ended December 31, 2023 from approximately $2.1 million in the year ended December 31, 2022. The increase was mainly due to increased personnel and professional fees related to the Company’s growth and preparations to become a public entity. Our general and administrative expenses represented 9.2% and 8.7% of our total revenue for the years ended December 31, 2023 and 2022, respectively.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by $51,695, or 107%, to $100,029 in the year ended December 31, 2023 from $48,334 in the year ended December 31, 2022, primarily due to new assets added to the Company fleet.

Other income, net

Our other income increased by $119,881, or 2,883%, to $124,038 in the year ended December 31, 2023 from of $4,157 in year ended December 31, 2022, due to an increase on interest paid on bank balances.

Interest expenses

Our interest expense increased by $29,617, or 21,769%, to $31,292 in the year ended December 31, 2023 from $1,675 in the year ended December 31, 2022. The increase in our interest expense was primarily attributable to imputed interest on a loan.

Interest income

Our interest income increased by $129,893, or 1,941%, to $136,948 in the year ended December 31, 2023 from $7,055 in the year ended December 31, 2022. The increase in our interest income was the result of higher balances on the Company’s accounts resulting in better interest rates for the Company.

Net income

Our net income increased by $1,678,496, or 68%, to $4,145,762 in the year ended December 31, 2023 from $2,467,26 in year ended December 31, 2022, primarily due to increase in net revenue.

Cash Flows

For the Three Months Ended March 31, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2024	2023
Net cash provided by operating activities	$4,775,146	$3,568,144
Net cash used in investing activities	(223,594)	(198,148)
Net cash used in financing activities	(50,434)	(52,135)
Net (decreased) increase in cash	4,501,118	3,317,861
Cash, beginning of the period	1,236,744	31,996
Cash, end of the period	$5,737,862	$3,349,857

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Operating Activities

Net cash provided by operating activities was approximately $4,775,146 in the three months ended March 31, 2024, compared to cash provided in operating activities of approximately $3,568,144 in the three months ended March 31, 2023. The increase in net cash provided by operating activities was primarily attributable to contract receivables.

Investing Activities

Net cash used in investing activities was $223,594 in the three months ended March 31, 2024, compared to net cash used in investing activities of $ 198,148 in the three months ended March 31, 2023. The increase in net cash used in investing activities was primarily attributable to purchase of fixed asset.

Financing Activities

Net cash used in financing activities was $50,434 in the three months ended March 31, 2024, compared to net cash used by financing activities of $52,135 in the three months ended March 31, 2023. The decrease in net cash used in financing activities in the three months ended March 31, 2024 was primarily attributable to the decrease in shareholder distributions.

For the Years Ended December 31, 2023 and 2022

The following table sets forth summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2023	2022
Net cash provided by operating activities	$1,722,022	$398,656
Net cash used in investing activities	(375,220)	(30,013)
Net cash used in financing activities	(142,054)	(963,242)
Net (decreased) increase in cash	1,204,748	(594,599)
Cash, beginning of the period	31,996	626,595
Cash, end of the period	$1,236,744	$31,996

Operating Activities

Net cash provided by operating activities was $1,722,022 in the year ended December 31, 2023, compared to cash provided in operating activities of approximately $398,655 in the year ended December 31, 2022. The increase in net cash provided by operating activities was primarily attributable to a 33.7% increase in revenue from more construction projects being completed by the Company, primarily in the franchisee tenant improvement segment, an increase interest income and an increase of profit margins based on operation efficiencies.

Investing Activities

Net cash used in investing activities was $375,220 in the year ended December 31, 2023, compared to net cash used in investing activities of $30,013 in the year ended December 31, 2022. The increase in net cash used in investing activities was primarily attributable to an increased investment into the Company’s fleet of vehicles.

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Financing Activities

Net cash used in financing activities was $142,054 in the year ended December 31, 2023, compared to net cash used by financing activities of $963,242 in the year ended December 31, 2022. The decrease in net cash used in financing activities in the year ended December 31, 2023 was primarily attributable to a decrease in the amount of shareholder distributions issued during each respective year.

Liquidity and Capital Resources

Overview

The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our products at a price commensurate with the level of operating risk assumed by us.

We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

As of March 31, 2024, we had cash of approximately $5.7 Million. Our current assets were approximately $8.5 Million, including approximately $1.7 million in accounts receivable, approximately $224,000 contract assets, $114,282 in prepaid expenses, approximately $120,000 in related party contract assets, and our current liabilities were approximately $8.5 Million, including $728,619 accounts payable, $16,999 accrued expenses, $585,608 contract liabilities, and $332,870 in related party payables, which resulted in a positive working capital of $5,737,862.

Our primary source of cash is currently generated from our business. In the coming years, we will be looking to other sources, such as raising additional capital by issuing shares of stock, to meet our cash needs. While facing uncertainties regarding the size and timing of future capital raises, we are reasonably confident that we can continue to meet operational needs solely by utilizing cash flows generated from our operating activities.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the years ended December 31, 2023 and 2022, that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. Our objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet our liquidity requirements at any point in time. We achieve this by maintaining sufficient cash and banking facilities.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenue and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

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Management has determined that, while there are no critical accounting estimates, the most significant estimates relate to revenues from contracts accounted for by the percentage of completion method. This method recognizes revenue proportionally as work progresses, providing a more accurate reflection of the economic substance of long-term contracts. By recognizing revenue based on the percentage of work completed, rather than waiting until completion, it allows for more timely and relevant financial information for stakeholders. Additionally, it enables management to assess project performance and profitability throughout the contract’s duration, facilitating better decision-making regarding resource allocation, project management, and overall business strategy. As such, the percentage of completion method plays a pivotal role in ensuring transparency, comparability, and reliability in financial reporting allowing for effective accounting practices for construction and other long-term projects.

BUSINESS

Overview

JFB is a commercial and residential real estate construction and develop company, prioritizing innovation and efficiency. The Company’s management is dedicated to delivering high-quality services to commercial and residential markets, such as retail corporate buildout, multifamily community developments and luxury residential homes, with a focus on fostering long-term relationships with clients, partners, and communities. Our comprehensive suite of services encompasses everything from initial project planning and design to the final stages of construction and project management.

Our primary market is the Florida Atlantic region, where we have built a reputation and network of clients and partners. The Company has built upon our regional success to continue to mature proficiently throughout much of the south and other regions in the United States. To date, JFB has successfully completed projects across the 36 states with over 2 million square feet of commercial retail and shopping centers projects completed. Management believes this experience operating in different jurisdictions has laid the foundation for our continued growth objectives to optimize opportunities to complete profitable and reputable construction projects throughout much the United States. With our continued expansion, ability to navigate a myriad of construction regulations across the United States and a focus on larger construction projects, we believe our substantial year over year growth, including approximately 39% increase in gross revenue in 2023 from 2022, respectively, will continue allowing the Company to thrive in the years to come. It is our intent to capitalize on our increased access to capital to fund new projects and increased bond-ability as a public company to fuel this growth.

We have extensive experience building and remodeling hundreds of franchise locations for corporate franchisors and franchisees for national, fast expanding brands, including European Wax Center, Massage Envy, Planet Fitness, V/O Medspa, Arby’s, Tropical Smoothie Cafe, Amazing Lash Studio, Starbucks and Save-A-Lot. For our franchise customers, we offer interior remodeling, space optimization, and the integration of advanced design to create functional and attractive retail environments. The Company expects consistent and reliable revenue for this division based on established relationships and customers affiliated reputable name brands. We intend to continue to utilize our commitment to quality craftsmanship, attention to detail, and customer satisfaction to set us apart in the market. Management believes JFB Construction’s unique selling proposition lies in our ability to tailor solutions to meet the specific needs of each client, familiarity of the needs of our clients within the franchise construction niche, and delivering projects on time and within budget creating high profit margins for our shareholders. By utilizing this approach, our clients’ continued growth will likely result in our continued growth through sustained, new projects with our current client base, as well as referrals to other franchisors and franchisees expanding their business. By utilizing the same contractor for all their franchise locations, we offer efficient and economical solutions for expanding businesses.

JFB’s residential construction projects focus on sizable multi-family residential developments and luxury homes. We build low rise apartment and townhome developments constructing high quality, reasonably priced housing. Presently, our focus is on apartment complexes and townhouses, with a potential shift to mixed-use buildings in the future as our business expands and new opportunities are presented.

For select clients, we also build luxury homes with superior craftsmanship and attention to detail. Our residential division focuses on custom home builds, in addition to certain remodeling projects in the South Florida region. Some of our luxury residential projects also include state of the art equestrian facilities. Our relationships with architects, engineers and designers open opportunities for such projects and we will continue to foster these relationships to continue growth in this division.

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Business Segments

We provide a comprehensive range of services within the construction and development industries for both the residential and commercial segments. Each segment offers distinct opportunities for growth and presents unique challenges that JFB Construction navigates.

Commercial Segment: From ground-up developments to renovations and tenant improvements, we specialize in delivering high-quality commercial construction projects across various commercial sectors. This segment encompasses a wide range of projects, including office buildings, retail centers, hospitality establishments, and industrial facilities. The commercial segment, which includes two divisions – a tenant improvements for franchise businesses division and a general commercial construction division, represents a significant portion of JFB Construction’s revenue for the year ended December 31, 2023, with a track record of delivering high-quality construction solutions tailored to the unique needs of commercial clients.

Franchise industry construction build-outs are a key component in past growth of JFB and will continue to be instrumental in our commercial construction and development business. These projects range from approximately 1,500 square foot projects to over 30,000 and are generally completed in less than four months. Leveraging years of experience, our team of professionals is adept at understanding the unique requirements of each franchise system and national brand for each of our clients. Our collaborative approach and dedication to client satisfaction have positioned us as trusted advisors within the franchise industry for highly valuable and recognizable corporate brands, allowing us to build lasting partnerships with franchisees and national brands alike. By prioritizing the unique needs and objectives of each client, we deliver tailored solutions that drive success and profitability, ultimately contributing to the expansion and success of businesses across the franchise landscape.

We also build ground-up commercial buildings. This includes site evaluation, aiding in architectural design and engineering, and construction of the building itself. Our approach ensures that the final product meets the functional and aesthetic requirements of modern businesses, while also adhering to budget and timeline constraints. We recently completed a nearly 9,000 square foot office building in Lantana Florida, approximately half of which we occupy as our headquarters.

Management expects the continued expansion of our franchise construction division across numerous states where our current and future clients require our services. Our commercial construction division will continue to focus on the southeast United States in the short to mid-term focusing on regions where we forecast continued state-to-state migration and expanding population growth. We anticipate our franchise division growth to remain strong through retaining our current client base and continued referrals within the industry. It is anticipated that proceeds from this offering will be key in our commercial development division’s expansion. Proceeds from this offering will allow for us to grow our employees, including creating a robust sales team, helping to enable the Company reach its growth objectives. We further believe that recognition as a public company will enhance our credibility and result in increased construction projects. Increased access to capital will also enhance our bond-ability to undertake larger, bonded projects.

Residential Development: With a focus on quality craftsmanship, we undertake residential construction and development projects that prioritize modern living spaces and contribute to vibrant communities. With the increasing demand for housing driven by population growth and urbanization, the residential segment presents lucrative opportunities for JFB Construction. Our expertise in residential development spans luxury single-family homes and equestrian facilities, multi-family dwellings such as condominiums, and townhouses. We are committed to meeting the evolving needs of homeowners and developers by delivering innovative and sustainable housing solutions.

Management believes that an increased focus on larger multi-family residential developments will help JFB to continue to grow and increase its revenue. Projects, such as our completed 44-unit multi-story residential apartment complex and our recent agreement as the contractor for a 79-unit townhome development, will be key to our future success. The increased access to capital, and potentially debt, as a public company, will help enable our company to achieve similar projects on a going forward basis. Further, with the potential to act as the developer of similar projects, we believe there are opportunities to maximize profits for the Company though efficient control of all aspects of construction projects through our in-house development division.

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We also specialize in luxury homes, occasionally with equestrian facilities in south Florida. We cater to affluent customers seeking bespoke residences and state of the art equestrian amenities. Within this segment, we excel at creating custom-designed homes that embody elegance, functionality, and the latest in luxury living standards. In parallel, we create equestrian facilities that combine superior architectural design with practical considerations for horse stabling and training. As we move forward, management believes the demand for contractors specialize in this niche of luxury construction to continue to grow.

Our Growth Strategy

At JFB Construction, our goal is to emerge as a leading construction and development company, extending our footprint across the United States through a combination of profitable projects and strategic investments in the future of our company. To achieve this goal, we have outlined a comprehensive growth strategy that encompasses diverse initiatives aimed at expanding our market share, which includes the following:

Diversified Construction and Development Expertise

JFB Construction’s growth strategy hinges on the continued growth across its two primary market segments, noted above. The Company will also expand its focus to include public / bond required construction projects by actively pursuing contracts with government entities at the federal, state, and local levels and executing public projects that require compliance with bonding requirements and regulatory standards. Management believes this multifaceted approach not only mitigates risk but also positions us to capitalize on emerging opportunities and undertake projects that offer optimal returns on investment. By maintaining a balanced offering of services, that span multiple sectors, the Company should demonstrate adaptability to changing market dynamics and foster resilience against industry fluctuations. Our strategic diversification should continue to allow us to leverage our core competencies across various segments of the construction and development landscape, enabling us to deliver solutions that meet the evolving needs of our clients and communities.

Furthermore, our ability to transition between market segments ideally provides us with flexibility in identifying and pursuing projects with the highest potential for profitability and growth. Whether it’s constructing state-of-the-art commercial complexes, executing government-funded construction projects, developing sustainable residential communities, or continuing to buildout an array of franchise locations for national brands, JFB Construction’s diversified expertise will enable us to navigate diverse market conditions and capitalize on opportunities.

Continue Fostering our Franchise Buildout Business

We intend to continue to capitalize and prioritize on the robust growth of the franchise industry by continuing to construct franchise buildouts for national brands. We plan to do this through our established relationships, experience in the niche market for franchise construction development, and deep understanding of our customer’s needs. Meaningful relationships with franchisees and franchisors for prominent national brands, such as Planet Fitness, Massage Envy and European Wax Center are just a small example of the brands we provide services for and are likely to continue to do so in the future resulting in consistent, reliable revenue. As more entrepreneurs and businesses opt for franchising, the demand for specialized construction services tailored to the requirements of franchises will also increase. We will achieve this through adherence to brand guidelines, consistency across numerous projects, and efficient project management tailored for franchise operations. This segment is scalable with limited financial capital required from the Company to undertake and is not limited to specific geographic regions.

Affordable Housing Opportunities

JFB Construction’s commitment to addressing the critical need for affordable housing underscores our dedication to social responsibility and community development. By actively pursuing affordable housing opportunities, we seek to bridge the gap between supply and demand for affordable housing options. Through strategic collaborations, we aim to identify and develop affordable housing projects that not only meet the immediate needs of communities but also provide long-term value and social impact. Leveraging innovative construction techniques, cost-effective designs, and sustainable practices, we intend to deliver high-quality affordable housing developments that enhance the quality of life for residents while contributing to the communities we serve. Further, management believes such projects are overlooked by our competitors providing opportunities for commercial success in projects that are currently undervalued by the industry. As the Company grows, we intend to enhance our focus on multifamily projects with 50-100 units where there is a strong opportunity to receive substantial profits, based on the size of the projects, without extended construction timelines.

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Real Estate Value-Add Acquisitions

In recognizing potential of real estate value-add acquisitions, JFB Construction intends to leverage our expertise in construction and development to unlock value in underperforming retail and commercial properties. By identifying opportunities for strategic renovations, upgrades, or redevelopment initiatives, we aim to enhance property value and maximize returns on investment. Our collaborative approach involves working closely with real estate professionals, architects, and investors to identify properties with potential, such as distressed assets, over-leveraged or underperforming properties in prime locations. Through meticulous due diligence and comprehensive analysis, we intend to assess each acquisition opportunity based on its financial viability, growth potential, and alignment with our strategic objectives.

Moreover, our value-add strategy extends beyond mere property enhancement; it reflects our commitment to revitalizing communities and driving sustainable growth in the real estate market. By leveraging our expertise, including in-house general contractor capabilities, and resources, we aim to transform underutilized properties into vibrant, economically viable assets that contribute to the overall prosperity and vitality of the communities in which they are situated.

Acquisitions of Other Companies

As part of our growth strategy, JFB Construction is strategically positioned to pursue acquisitions within the construction industry to expand our market presence and capabilities. Our targeted approach to acquisitions may include smaller firms with specialized expertise, regional competitors, or companies offering complementary services that align with our core business objectives. Thorough due diligence and careful evaluation of potential targets will precede any acquisition, with a focus on assessing financial performance, operational synergies, cultural fit, and growth potential. Post-acquisition, integration plans will be meticulously developed to ensure a seamless transition, leveraging the strengths of both entities to maximize value creation and drive sustainable growth for our company and shareholders.

Moreover, our acquisition strategy reflects our commitment to strategic expansion and diversification, which management believes will enable us to capitalize on emerging opportunities and enhance our competitive position in the market. By selectively pursuing acquisitions that complement our existing capabilities and align with our long-term vision, we aim to strengthen our market presence, expand our service offerings, and drive operational efficiency.

Public Projects / Bond-Required Projects

Building upon our proven track record in the private sector, we intend to significantly expand into executing public projects and bond-required initiatives. JFB Construction plans to capitalize on the increasing demand for infrastructure development and government-funded construction endeavors. As a publicly traded company with enhanced access to capital and the ability to be bonded to a greater extent, we will have the financial resources and operational capabilities to actively pursue opportunities to bid on public projects across various sectors. To this end, we were recently retained as a primary contractor to provide construction services to a local municipality in Florida. Our commitment to compliance with bonding requirements and procurement regulations underscores our dedication to delivering projects on time, within budget, and to the highest quality standards. By prioritizing transparency, accountability, and integrity in all our dealings, we intend to earn the trust and confidence of government agencies and entities requiring bonded construction services. Moreover, our expertise in navigating complex regulatory environments and our proven ability to meet stringent compliance standards across numerous states further differentiates us as a preferred partner for public projects.

Our Competitive Strengths

We believe with our continued growth, we will become a leading company in the building, development, and general contracting industry. In a competitive landscape, JFB Construction distinguishes itself through its core strengths and competitive advantages. Our success is attributed to several key factors:

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Efficiency

Our commitment to efficiency is a core tenet, driving us to constantly seek ways to optimize our processes and maximize our bottom line. Through meticulous planning and execution, and reliance on a lean group of employees, we have cultivated a reputation for delivering projects on time and within budget, consistently exceeding client expectations. Our approach to efficiency encompasses various strategies, including thorough inventory management to prevent over-ordering of materials and minimize waste. By leveraging advanced tools and technologies and a deep understanding costs of work performed, we streamline our operations, allowing us to allocate resources more effectively and achieve cost savings that translate into higher profit margins than many of our competitors. For example, according to Moss Adams’ 2023 Construction Industry Financial Analysis Report, nationally, commercial contractors with annual revenue between $25 - $50 million had a net income of 2.69%. Comparatively, in 2023, JFB had a net income of 12.80%, nearly four and one half times higher than their competitors. Furthermore, our reliance on our own skilled tradesmen, rather than outsourcing to subcontractors, enables us to maintain greater control over project quality and timelines. Familiarity in franchise buildout segment of our business also provides the Company with the ability to properly price and complete such projects on time and under budget. Management believes this integrated approach not only enhances our operational efficiency but also fosters a culture of accountability.

To help ensure sustained efficiency, we continuously invest in training and development initiatives, empowering our team members with the skills and knowledge they need to excel in their roles. By fostering a culture of continuous improvement and innovation, we attempt to encourage our employees to identify opportunities for process optimization and implement solutions that drive tangible results. Through regular performance evaluations and feedback mechanisms, we track our progress toward efficiency goals and adapt our strategies as needed in an effort to stay ahead of industry trends and emerging challenges. At JFB, management believes efficiency is a cornerstone of our success.

Minimal Debt

Prudent financial management is a hallmark of our corporate strategy at JFB, and maintaining minimal debt is a key component of our approach to sustainable growth. By operating with a low debt-to-equity ratio, we ensure that we remain financially resilient, well-positioned to weather economic downturns and seize strategic opportunities for expansion. Our conservative approach to debt allows us to maximize our operating capital, providing us with the flexibility to invest in growth initiatives and respond swiftly to market fluctuations. Moreover, our decision to own our fleet of vehicles and construction equipment outright, rather than financing them through debt, underscores our commitment to financial discipline and operational autonomy. This asset ownership not only enhances our financial flexibility but also mitigates our exposure to external financing risks, safeguarding our long-term stability and competitiveness in the market.

Looking ahead, we intend to remain conservative in our debt management practices, carefully evaluating potential debt financing opportunities and assessing their alignment with our strategic objectives. Management believes debt can be a powerful tool for fueling growth, but we are committed to using it judiciously and only in situations where it can generate meaningful returns for our shareholders. By maintaining a balanced approach to debt and capital allocation, we position ourselves for sustainable growth and value creation, while preserving the financial health and integrity of our organization.

Strong Culture and Values with a Commitment to Talent Development

At JFB, we value of integrity and professionalism. Our management team understands our employees are an asset, and we are dedicated to creating an environment that our team is valued, respected, and empowered to contribute. In addition to attracting top talent, we are committed to investing in the ongoing development and growth of our employees, providing them with the training, resources, and support they need to excel in their roles and advance their careers. Through comprehensive training programs, mentorship opportunities, and continuing education initiatives, we empower our team members to expand their skills, broaden their knowledge, and stay at the forefront of industry trends and best practices. By prioritizing talent development and creating a culture of continuous learning, we attempt ensure that our workforce remains adaptable, resilient, and equipped to meet the evolving needs of our clients and the challenges of the ever-changing construction and development landscape.

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Diversity of Markets and Segments

JFB’s leadership is confident there is a strategic advantage in the diversity of markets and segments we serve within the construction and development industries. Our extensive portfolio encompasses a wide range of projects across both residential and commercial sectors, reflecting our adaptability and versatility. Further, within each of these segments, JFB offers an array construction and development services such as multifamily development projects, luxury home builds and remodels, corporate brand franchise buildouts and ground up commercial buildings. With experience in constructing and developing for various industries, we are not beholden to any single market. Our multi-state licensure and streamlined operational structure allow us to navigate diverse regulatory landscapes helping to ensure compliance and efficiency.

Strategic Partnerships with Franchisors

JFB’s strategic alliances with franchisors provides our business stability. These partnerships are forged on principles of trust, reliability, and mutual benefit, fostering enduring relationships with core customers and partners. By aligning our goals and collaborating closely with franchisors, we unlock synergies that drive business growth and expansion. Numerous repeat clients and referrals between franchisors and franchisees serve as a testament to our reputation for excellence. Management believes it will continue to foster these relationship resulting in continual revenues for the Company. Through our commitment to delivering value and exceeding expectations, JFB believes it is a partner of choice for franchisors seeking reliable construction and development solutions. Additionally, as the result of these relationships, we may be able to directly negotiate contracts, avoiding a competitive bidding process against other construction companies.

Framework for Managing Construction Projects and Contract Risk

JFB’s attempts to utilize meticulous approach to project management and risk mitigation. Our framework is built on a foundation of technology, leveraging tools to streamline project workflows and enhance communication. Regular meetings with our construction team and clients ensure proactive issue resolution, effective timeline management, and adherence to budgetary constraints. Project managers, through their subordinates, track daily progress of each respective site to ensure all relevant parties are informed of the current status of a build helping to avoid potential stops to work or bottlenecks. By prioritizing transparency, accountability, and efficiency, we safeguard our interests while exceeding client expectations. JFB’s commitment to contract risk management helps enable successful outcomes, solidifying our reputation as a trusted partner in the construction and development landscape.

Continued Achievement of Reliability and Trustworthiness

Over the years, JFB Construction has striven to build a reputation of reliability and trustworthiness. Clients choose us for our track record of delivering projects on schedule, within budget, and exceeding expectations. We also provide transparency on many aspects of each project and deliver achievable timelines to each client which helps earn the respect and trust of our customers. Our commitment to client satisfaction fosters long-term relationships with clients and partners.

Competition

According to an Expert Market Research report, the United States construction market size reached approximately USD 1.90 trillion in 2023. The market is projected to grow at a CAGR of 4.4% between 2024 and 2032, reaching a value of around USD 2.80 trillion by 2032. In the highly competitive construction and development industry, JFB Construction faces competition from a diverse array of companies ranging from large multinational corporations to regional firms and niche specialists. Our competitors vary in size, scope, and specialization, each offering unique value propositions and competitive advantages within the market. Key competitors include:

1. Large Multinational Corporations: These companies boast extensive resources, global reach, and diversified service offerings. While their scale and financial strength afford them a competitive edge in bidding for large-scale projects, they may lack the agility and personalized service offerings of JFB. Key players in the market include Hensel Phelps Construction Company, Lennar Corporation, Kiewit Corporation and D.R. Horton, Inc.

2. Regional Construction Companies: Regional firms operate within specific geographic markets and often possess deep local knowledge and established relationships with clients and subcontractors. While they may lack the national reach of larger competitors, their agility, responsiveness, and personalized service offerings enable them to compete effectively for local projects.

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3. Niche Specialists: Niche specialists focus on specific sectors or services within the construction and development industry. While they may lack the breadth of services offered by larger competitors, their specialized expertise allows them to carve out a niche market and command premium pricing for their services.

JFB believes it encompass a piece of each type of our competitors. While primarily a regional construction company, our niche within the franchise industry offers efficient specialization and opportunities across the United States, as exemplified through the completion of construction projects in 36 states, to date. Further, our diversification and experience operating across broad jurisdictions, including the Bahamas, create similarities to our larger, multinational corporations. Despite the intense competition, management believes JFB Construction maintains several competitive advantages that position us favorably within the market. JFB Construction’s reputation for excellence, diversified expertise, strategic partnerships, and innovative solutions position us as a formidable competitor to any of the above competition. By leveraging our competitive advantages and embracing emerging opportunities, management believes we remain poised for continued growth and success in a dynamic and evolving market landscape.

Marketing and Sale Strategy

JFB Construction’s sales and marketing strategy is rooted in a multifaceted approach that combines traditional market channels, referrals, and strategic partnerships to drive growth and maximize market potential. Through targeted advertising, industry engagement, and word-of-mouth referrals, we enhance brand visibility, attract new clients, and foster long-term relationships that drive sustainable business success. By embracing innovation, collaboration, and customer-centricity, we remain poised to capitalize on emerging opportunities and deliver superior value to our clients, shareholders, and stakeholders alike.

Traditional Market Channels

At the core of our sales and marketing approach are traditional market channels, including targeted advertising, industry publications, and participation in trade shows and events. Management asserts through this strategic approach, we enhance our visibility and brand recognition among key decision-makers and potential clients. Additionally, our participation in trade shows and events provides valuable networking opportunities to showcase our capabilities, engage with prospective clients, and forge meaningful connections within the construction and development community. The Company intends to utilize the proceeds from this offering to expand its sales and marketing teams by identifying and retaining established professionals to aid in our expansion goals. While we may endure significant costs in such expansion, we believe the resulting revenue will offset such expenses.

Referral-Based Marketing

Referrals play a pivotal role in our sales and marketing strategy, serving as a testament to our reputation and customer satisfaction. We prioritize client relationships and strive to exceed expectations at every stage of the project lifecycle, attempting to earn trust and loyalty that translates into valuable referrals. By delivering high-quality results and personalized service, we cultivate a network of satisfied clients who are eager to recommend our services to their peers, colleagues, and industry contacts. This word-of-mouth marketing not only generates new business opportunities but also reinforces our position as a trusted partner in the construction and development industry. Referral-based marketing is critical to our current sales strategy and will continue to do so on a going forward basis.

Strategic Partnerships

In addition to traditional market channels and referrals, strategic partnerships are instrumental in driving sales and expanding market reach. We collaborate closely with industry stakeholders, including architects, engineers, real estate professionals, and subcontractors, to deliver integrated solutions that meet the diverse needs of our clients. These partnerships enable us to access new markets, tap into specialized expertise, and leverage synergies that drive business growth and profitability. We intend to continue to utilize these established relationships to grow our business.

Employees

As of March 31, 2024, we had 14 employees, of which 13 are full-time, approximately 4 were in management and administration, 10 were sales and service personnel. None of our employees are represented by a union, we are not party to any collective bargaining agreement and we believe we maintain good relations with our employees.

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Insurance

We carry various insurance coverage policies to protect against certain risks consistent with the exposures associated with the nature of our operations, we believe is sufficient based on our current perceived risk and financial position. The most significant insurance policies that we carry include:

●	commercial general liability insurance;

●	commercial property coverage;

●	workers’ compensation coverage;

●	contractor’s protective, professional, and pollution liability insurance; and

●	commercial professional liability coverage

All policies are subject to certain deductibles, limits or sub-limits and policy terms and conditions. The Company intends to utilize directors’ and officers’ insurance upon a becoming listed on Nasdaq.

Inflation

While our business has been impacted by rising inflation. The costs of labor and material, including building supplies such as lumbar, have impacted the Company’s profitability in recent years. However, if we properly bid and price our construction projects, and there is no significant change in a short period of time, we can avoid potential adverse effects of such inflation. Regardless, as with many other companies within our industry, there has been a material negative impact on our business and results of operations. However, so long as inflation stays at its current levels, we continue to take reasonable steps to address inflation and there are no unforeseen socio-economic or geo-political events throughout our region and beyond, our management does not believe that it will have a material negative impact on our business and results of operations going forward.

Legal Proceedings

From time to time, the Company is involved in various legal actions incidental to its business, including construction defect claims, and miscellaneous third-party tort actions. As of the date of this prospectus, we not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Facilities

Our corporate headquarters are located at 1300 S. Dixie Highway, Suite B, Lantana, FL 33462 pursuant to a 7-year lease which commenced on March 29, 2024. The monthly rent is $11,928 for approximately 4,473 square feet of office space. The base rent increases by two and one-half percent (2.5%) each year of the lease. We have an option to the purchase. We have an option to purchase the entire property, which is building’s approximately 8,991 square feet, for $4,250,000 until December 31, 2024. The property is in good condition and we believe it is sufficient for our business needs.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our executive officers and directors and their ages as of the date of this prospectus:

Name	Age	Position(s)
Joseph F. Basile III	46	President/Chief Executive Officer, Secretary and Chairman of the Board of Directors
Ruben Calderon	42	Treasurer/Chief Financial Officer
Bjarne Borg	58	Independent Director Nominee
David Clukey	48	Independent Director Nominee
Nelson Garcia	38	Independent Director Nominee
Christopher Melton	52	Independent Director Nominee
Miklos “John” Gulyas	48	Director Nominee
Jamie Zambrana Jr.	47	Director Nominee

Each of Bjarne Borg, David Clukey, Nelson Garcia, and Christopher Melton has agreed to serve as an independent director, effective upon the SEC’s declaration of effectiveness of the Registration Statement of which this prospectus is a part and the Company being listed on The Nasdaq Capital Market.

The following is a brief account of the business experience during the past five years (and, in some instances, for prior years) of each director, executive officer, and director nominees of our Company.

Joseph F. Basile III – President/Chief Executive Officer, Secretary and Chairman of the Board of Directors

Joseph F. Basile III is a third generation developer and general contractor with experience in construction and development, land acquisition and other entrepreneurial ventures. He founded JFB Construction and development in 2014 and has grown the Company to its current success today. Mr. Basile is a state certified general contractor in over 31 states including Florida, Georgia, North Carolina and Tennessee.

Ruben Calderon – Treasurer/Chief Financial Officer

Ruben Calderon is a certified public accountant with extensive experience in accounting and tax services. Beginning in November 2022, he became the Chief Financial Officer of the JFB Subsidiary and became the Chief Financial Officer of JFB upon its formation. Since 2008, he has been the co-owner of RC Tax Services which provides accounting, financial and tax services.

Bjarne Borg – Independent Director Nominee

Bjarne Borg serves as the Executive Chairman of Index Investment Group, which he co-founded in 1998. With over 35 years of experience in managing start-ups and multinational corporations, Mr. Borg focuses on real estate, renewable energy, and disruptive equity investments. Under his leadership, Index Investment Group has developed over 9,000 multifamily units and 7,000,000 sf of industrial and commercial buildings, primarily in Stockholm County, Sweden, and Florida. Mr. Borg’s expertise extends to public markets, having listed bonds on NASDAQ, and serving on advisory boards for banking institutions. He began his career in IT consulting before transitioning to accounting and eventually focusing on investments and developments across Sweden, the USA, and Canada. The group’s assets under management exceed US $2 billion, with annual revenues surpassing US $400 million.

David Clukey – Independent Director Nominee

David Clukey is the Sr. Director of Business Development at Immersive Wisdom since 2023. From February 2022 to 2023, he was a Senior Enterprise Account Executive at ServiceNow where he generated over $10M in new business. Beginning in 1999, before moving to the private sector, David led and advised U.S. joint, combined, foreign partner forces, and intergovernmental and interagency elements as a Special Forces Officer. He directed national programs and drove strategic initiatives and development of long-term plans for organizations with $3 to $12 million budgets, $250M - $17B in material assets, and personally managed a $1B and a $48B US national defense program. David is a published thought leader and a graduate of the Naval Postgraduate School with an MS in Defense Analysis, an Executive MBA from Arizona State University’s W. P. Carey School of Business, a BA from Georgia Southern University, and is a certified a Lean Six Sigma Black Belt.

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Nelson Garcia – Independent Director Nominee

Nelson Garcia co-founded RARE CRE in 2017 and is currently a Managing Partner, boasting over 14 years of expertise in commercial real estate and capital markets. As a Florida-licensed real estate broker and board member of the non-profit organization P.A.T.H. Housing Solutions, he champions expanding homeownership opportunities for disadvantaged households. Prior to RARE CRE, Nelson co-founded G2 Industries, specializing in wireless communications and security, overseeing projects such as the launch of BonWiFi in the Caribbean. His earlier career in real estate private equity and investment banking saw him lead acquisitions, developments, and financings of over 2 million square feet of commercial, multifamily, and hospitality projects. He has a Bachelor’s degree from Florida International University and a background in software development, Nelson’s expertise encompasses real estate finance, international project finance, and IT & digital media.

Christopher Melton – Independent Director Nominee

Christopher Melton has served as a specialist land acquisition advisor with SVN since 2019 and is a licensed real estate salesperson in the State of South Carolina and Georgia. Mr. Melton co-founded Callegro Investments in 2012 to invest in distressed master-planned communities. Mr. Melton also serves on several public and private boards, including SG Devco, Safety Shot Holdings and SRM Entertainment. From 2008 to 2012 Mr. Melton capitalized various media and retail ventures including Bestival and Any Old Iron. From 2000 to 2008, Mr. Melton was a Portfolio Manager for Kingdon Capital Management (“Kingdon”) in New York City, where he ran an $800 million book in media, telecom and Japanese investment. Mr. Melton opened Kingdon’s office in Japan, where he set up a Japanese research company. From 1997 to 2000, Mr. Melton served as a Vice President at JPMorgan Investment Management as an equity research analyst, where he helped manage $500 million in REIT funds under management. Mr. Melton was a Senior Real Estate Equity Analyst at RREEF Funds in Chicago from 1995 to 1997. RREEF Funds is the real estate investment management business of Deutsche Bank’s Asset Management division. Mr. Melton earned a Bachelor of Arts in Political Economy of Industrial Societies from the University of California, Berkeley in 1995. Mr. Melton earned Certification from University of California, Los Angeles’s Anderson Director Education Program in 2014, a certificate in cybersecurity for managers from MIT in 2021 and certificate in AI strategy from Cornell in 2023.

Miklos “John” Gulyas –Director Nominee

Miklos “John” Gulyas, with over 13 years of experience as an entrepreneur and business leader, he has knowledge across numerous sectors including the franchise, business consulting and beverage industries. Since 2015, he has served as the owner and CEO of 2v Consulting LLC, leveraging his expertise to provide strategic guidance to various businesses. In February 2024, Mr. Gulyas became the Chairman of the board of Safety Shot, where he currently is driving innovation in the beverage sector. Previously, from October 2018 to September 2021, he excelled as the co-founder and Vice President of Franchise Development at Vio Med Spa. Mr. Gulyas began his career at European Wax Center, where he held the role of Site Development Coordinator from June 2007 to March 2017, demonstrating a longstanding commitment to the franchise industry.

Jamie Zambrana Jr. –Director Nominee

Jamie Zambrana Jr., serves as an Executive Managing Partner of RARE CRE, overseeing a boutique commercial real estate investment sales and capital markets advisory firm, specializing in tailored solutions for private and institutional owners and developers. He co-founded RARE CRE in 2014. With a track record of managing over $3 billion in closed real estate transactions and overseeing multiple closed-end funds, his expertise spans capital markets, CRE investments, and commercial note sales. Currently, he manages residential communities and NNN properties, drawing from previous roles as Managing Director at US Debt Ventures, where he directed funds acquiring real estate holdings and mortgages nationwide, and as Managing Director of a South Florida family office. His career began in investment banking, offering services to emerging publicly traded companies for capital growth, followed by roles as a Nasdaq Market Maker and portfolio manager for Merrill Lynch and Wachovia Securities.

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Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our Registration Statement on Form S-1 and the Company be listed on The Nasdaq Capital Market, of which this prospectus is a part, our Board of Directors will consist of seven (7) directors, including four (4) independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee under the Board of Directors at such time. We will adopt a charter for each of the three (3) committees. Each of the committees of our Board of Directors shall have the composition and responsibilities described below.

Director Independence

We intend to apply to list our Class A Common Stock on Nasdaq. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s Board of Directors, and each member of a listed company’s audit, compensation and nominating and corporate governance committees, be independent within specified periods following the closing of an initial public offering. Our Board of Directors has determined that Bjarne Borg, David Clukey, Nelson Garcia, and Christopher Melton do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and such directors are “independent” as that term is defined under the rules of Nasdaq and Rule 10A-3, described below.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) subject to the transition rule that is applicable to a newly public company. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee, accept, directly or indirectly, receive any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Family Relationships

There are no family relationships among any of our executive officers or directors, as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executives has, during the past ten (10) years, been involved in any legal proceedings as described in subsection (f) of Item 401 of Regulation S-K.

Controlled Company Status

A controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We are a controlled company because Mr. Basile, our President/Chief Executive Officer, Secretary and Chairman of the Board of Directors, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of this offering.

Therefore, for so long as we remain a controlled company, we technically qualify and are eligible to be exempted from the obligation to comply with certain Nasdaq corporate governance requirements, however, we do not currently plan to take advantage of the exemptions provided to controlled companies, which include:

●	our Board of Directors is not required to be comprised of a majority of independent directors;

●	our Board of Directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not currently plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

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Role of the Board of Directors in Risk Oversight

The Board of Directors is responsible for assessing the risks facing our company and considers risk in every business decision and as part of our business strategy. The Board of Directors recognizes that it is neither possible nor prudent to eliminate all risk, and that strategic and appropriate risk-taking is essential for us to compete in our industry and in the relevant markets, and to achieve our growth and profitability objectives. Effective risk oversight, therefore, is an important priority of the Board of Directors.

While the Board of Directors oversees our risk management, management is responsible for day-to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies that are adopted by the Board of Directors. The Board of Directors expects to review and adjust our risk management strategies at regular intervals following the completion of the offering, or as needed.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics (the “Code of Business Conduct”) to ensure that our business is conducted in a consistently legal and ethical manner. Our policies and procedures cover all major areas of professional conduct, including employee policies, conflicts of interest, protection of confidential information, and compliance with applicable laws and regulations. The Code of Business Conduct will be available at our website at www.jfbconstruction.net/services-4. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Committees

Upon completion of the offering, our Board of Directors will appoint an Audit Committee, Compensation Committee, and a Nominating and Corporate Governance Committee, and will adopt charters for each of these committees.

Audit Committee

Upon the closing of this offering, the Audit Committee will consist of Christopher Melton, Bjarne Borg, and Nelson Garcia, with Christopher Melton serving as Chairman. The Audit Committee will assist the Board of Directors in discharging its responsibilities relating to the financial management of our company and oversight of our accounting and financial reporting, our independent registered public accounting firm and its audits, our internal financial controls and the continuous improvement of our financial policies and practices. In addition, the Audit Committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The responsibilities of the Audit Committee, which will be set forth in its charter, will include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints, whistleblowers, and concerns; and

●	reviewing and approving any related party transactions.

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The expected composition of our Audit Committee will comply with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the closing of this offering, the Compensation Committee will consist of Bjarne Borg, Christopher Melton, and David Clukey with Bjarne Borg serving as Chairman. The Compensation Committee will assist the Board of Directors in setting and maintaining our compensation philosophy and in discharging its responsibilities relating to executive and other human resources hiring, assessment and compensation, and succession planning. The responsibilities of the Compensation Committee, which will be set forth in its charter, include:

●	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

●	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

●	overseeing and making recommendations to the Board of Directors with respect to our incentive-based compensation and equity plans; and

●	reviewing and making recommendations to the Board of Directors with respect to director compensation.

The expected composition of our Compensation Committee will comply with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the closing of this offering, the Nominating and Corporate Governance Committee will consist of David Clukey and Nelson Garcia, and Bjarne Borg, with David Clukey serving as Chairman. The responsibilities of the Nominating and Corporate Governance Committee, which will be set forth in its charter, will include:

●	making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;

●	recommending qualified individuals as nominees for election as directors;

●	reviewing the appropriate skills and characteristics required of director nominees;

●	establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members; and

●	periodically reviewing the corporate governance guidelines and supervising the management representative charged with implementing our corporate governance procedures.

The expected composition of our Nominating and Corporate Governance Committee will comply with all applicable requirements of the SEC and the listing requirements of Nasdaq. We intend to comply with future requirements to the extent they become applicable to us.

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Compensation Committee Interlocks and Insider Participation

None of the expected members of the Compensation Committee will or has at any time been an officer or employee. None of our executive officers serve or in the past fiscal year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or expected to serve on the Compensation Committee.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the aggregate compensation paid to our Chief Executive Officer and each of our other executive officers whose aggregate salary and bonus exceeded $100,000 for services rendered in all capacities for the fiscal years December 31, 2023 and 2022.

Summary Compensation Table

Name and Principal Position	Year	Salary $	Bonus $	Option Based Awards $	Stock Awards $	Other Compensation $		Total $
Joseph Basile	2023	$219,231					$133,640	$352,871
Chief Executive Officer(1)	2022	$298,663					$857,959	$1,156,622
Ruben Calderon	2023	$90,000	20,000			$		$110,000
Chief Financial Officer(2)	2022	$10,346				$		$10,346

(1)	The compensation in the table reflects the compensation paid to Mr. Basile by JFB Construction & Development Inc. The Company declared and paid cash dividends of $133,640 and $857,959 in 2023 and 2022, respectively.

(2)	The compensation in the table reflects the compensation paid to Mr. Calderon by JFB Construction & Development Inc. Mr. Calderon first became the Company’s Chief Financial Officer on October 31, 2022.

Director and Officer Liability Insurance

We intend to purchase director and officer liability insurance that provides financial protection for our directors and officers in the event that they are sued in connection with the performance of their services and also provides employment practices liability coverage, which insures for harassment and discrimination suits.

Compensation Pursuant to Agreements and Plans

Employment Agreements

Historically, we have not entered into employment agreements with our executive officers. We intend to rely on such employment agreements on a go-forward basis.

Joseph F. Basile III

On July 18, 2024, the Company entered into an employment agreement with our Chief Executive Officer Joseph F. Basile III (the “Basile Employment Agreement”). Pursuant to the Basile Employment Agreement, Mr. Basile shall receive a base salary of $300,000 per year. In addition, Mr. Basile shall be entitled to participate in employee benefit plans. The Basile Employment Agreement may be terminated by the Company at will with or without cause. Furthermore, the Basile Employment Agreement will terminate upon Mr. Basile’s death. Upon termination of the Basile Employment Agreement, Mr. Basile shall receive all sums due to him under the Basile Employment Agreement as compensation or expense reimbursements.

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Ruben Calderon

On July 18, 2024, the Company entered into an employment agreement with our Chief Financial Officer Ruben Calderon (the “Calderon Employment Agreement”). Pursuant to the Calderon Employment Agreement, Mr. Calderon shall receive a base salary of $130,000 per year. In addition, Mr. Calderon shall be entitled to participate in employee benefit plans. The Calderon Employment Agreement may be terminated by the Company at will with or without cause. Furthermore, the Calderon’s Employment Agreement will terminate upon Mr. Calderon’s death. Upon termination of the Calderon Employment Agreement, Mr. Calderon shall receive all sums due to him under the Calderon Employment Agreement as compensation or expense reimbursements.

Other Benefits

All employees are eligible to participate in employee benefit programs. Upon the effectiveness of this offering, the Company is considering offering medical, dental, vision, life and disability insurance. In addition, we sponsor a 401(k) plan whereby we match participants’ contributions up to 6% of a participant’s compensation, subject to the IRS’ annual contribution limit and the Company matches up to 3%. Our named executive officers are eligible to participate in these plans generally on the same basis as our other employees.

Compensation of Directors

For the fiscal year ended December 31, 2023 and December 31, 2022, no members of our Board of Directors received compensation in their capacity as directors. Historically, we have not paid our directors. If the Company is successfully listed on Nasdaq after this offering, we intend to offering equity-based compensation to the prospective directors. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

The Company does not currently have a non-employee director compensation policy. Following the SEC’s declaration of effectiveness of our Registration Statement on Form S-1, of which this prospectus is a part, and the Company becoming listed on The Nasdaq Capital Market (collectively, the “Required Milestones”) this offering and the Company being successfully listed on Nasdaq, we intend to adopt a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive cash compensation and equity awards for service on our board of directors and committees of our board of directors. Initially, our non-employee directors will not receive cash compensation. Following the Required Milestones, we intend to grant each non-employee director stock options to purchase 40,000 shares of our Class A common stock, with an exercise price equal the price of such shares in this offering. These stock options will be subject to time vesting, and will vest in four equal quarterly installments from the date of grant. Additional stock options to purchase shares of our Class A Common Stock, with an exercise price equal the price of such shares in this offering, will be granted to the chairpersons of our audit, nominating and corporate governance and compensation committees, in the amounts of 10,000, 5,000 and 5,000, respectively.

Equity Incentive Plan

On July 18, 2024, the Company implemented an equity incentive plan (“Equity Incentive Plan”), which is attached hereto as Exhibit 10.4. The Equity Incentive Plan is intended to provide for awards to attract, motivate, retain, and reward selected key employees and other eligible persons, including our consultants. We obtain approval of the Incentive Plan from our shareholders on the same date. A summary of the Incentive Plan is set out below.

Number of Shares

Two million shares of our Class A Common Stock will be reserved for grant or issuance under the Equity Incentive Plan. Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired shares.

Any shares of our Class A Common Stock that are represented by awards under the Equity Incentive Plan that are forfeited, expire, or are cancelled or settled in cash without delivery of shares, or that are forfeited back to us or reacquired by us after delivery for any reason, or that are tendered to us or withheld to pay the exercise price or related tax withholding obligations in connection with any award under the Incentive Plan, will again be available for awards under the Incentive Plan. Only shares of our Class A Common Stock actually issued under the Incentive Plan will reduce the share reserve.

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Annual Limitation on Awards to Non-Employee Directors

The Equity Incentive Plan contains a limitation whereby the value of all awards under the Equity Incentive Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $300,000 for the first calendar year a non-employee director is initially appointed to the Board, and $150,000 in any other calendar year.

Administration

The Equity Incentive Plan will be administered by our Compensation Committee or such other similar committee pursuant to the terms of the Equity Incentive Plan. The plan administrator, which initially will be our Compensation Committee, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more of our officers the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Eligibility

Persons eligible to participate in the Equity Incentive Plan are employees, non-employee directors, and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its discretion.

Types of Awards

The Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other-stock based awards, or collectively, awards.

Stock Options. The Equity Incentive Plan permits the granting of both options to purchase shares of our Class A Common Stock intended to qualify as incentive stock options under Section 422 of the Code (“ISOs”) and options that do not so qualify (nonqualified stock option or “NSOs”). Options granted under the Equity Incentive Plan will be NSOs if they fail to qualify as ISOs or exceed the annual limit on ISOs. ISOs may only be granted to employees of the Company and its subsidiaries. NSOs may be granted to any persons eligible to receive awards under the Equity Incentive Plan.

The option exercise price of each option will be determined by the plan administrator. The exercise price for an ISO may not be less than 100% of the fair market value of the Company’s common stock on the date of grant or, in the case of an ISO granted to a 10% stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five years for an ISO granted to a 10% stockholder). The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, check, or, with approval of the plan administrator, by delivery (or attestation to the ownership) of shares of our Class A Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit NSOs to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

Stock Appreciation Rights. The plan administrator may award stock appreciation rights (“SARs”) subject to such conditions and restrictions as it may determine. SARs entitle the recipient to shares of Class A Common Stock, or cash, equal to the value of the appreciation in the Company’s stock price over the exercise price, as set by the plan administrator. The term of each SAR will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each SAR may be exercised, including the ability to accelerate the vesting of such SARs.

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Restricted Stock. A restricted stock award is an award of Class A Common Stock that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.

Restricted Stock Units. Restricted stock units (“RSUs”) are the right to receive shares of Class A Common Stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of RSUs are made, the number of RSUs to be awarded, the time or times within which awards of RSUs may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the RSUs. The value of the RSUs may be paid in shares of Class A Common Stock, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.

The holders of RSUs will have no voting rights. Prior to settlement or forfeiture, RSUs awarded under the Equity Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one share of Class A Common Stock while each RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Class A Common Stock, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they are payable.

Other Stock-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Equity Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other stock-based awards will be made, the amount of such other stock-based awards, and all other conditions, including any dividend and/or voting rights.

Tax Withholding

Participants in the Equity Incentive Plan are responsible for the payment of any federal, state, or local taxes that the Company or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of Class A Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or its subsidiaries in an amount that would satisfy the withholding amount due.

Transferability of Awards

Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.

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Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Company’s Common Stock, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Equity Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of shares covered by outstanding awards made under the Equity Incentive Plan.

Change in Control

In the event of any proposed change in control (as defined in the Equity Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price).

Amendment and Termination

The Board may amend or terminate the Equity Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment, alteration, suspension, or termination of the Equity Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Equity Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Equity Incentive Plan.

Term of Plan

The Incentive Plan is effective as of July18, 2024 and will remain in effect for ten (10) years from that date, unless it is terminated earlier by the Board.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, we had no outstanding equity awards.

PRINCIPAL STOCKHOLDERS

Based solely upon information made available to us, the following table sets forth information as of the date of this prospectus regarding the beneficial ownership of our common stock by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock;

●	each of our named executive officers, directors and directors nominees; and

●	all our executive officers and current and proposed directors as a group.

The number of shares and percentage of shares beneficially owned after this offering gives effect to the issuance by us of 1,250,000 shares of Class A Common Stock in this offering assuming an initial public offering price of $4.125 per share. The percentage ownership information assumes no exercise of the Underwriters’ Overallotment Option.

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Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

The address of each holder listed below, except as otherwise indicated, is c/o JFB Construction Holdings, 1300 S. Dixie Highway, Suite B, Lantana, FL 33462.

		Class A Common Stock		Class B Common Stock		Voting Power %(2)	Voting Power %(2)
Name	Title	Number	%	Number(1)%		(As of Prospectus Date)	(Post Offering)
Directors, Director Nominees and Executive Officers
Joseph F. Basile III	President/CEO, Secretary and Chairman	365,000	9.13%	4,000,000	100%	77.28%	71.68%
Ruben Calderon	Treasurer/CFO	0	0%	0	0%	0%	0%
Bjarne Borg	Independent Director Nominee	0	0%	0	0%	0%	0%
David Clukey	Independent Director Nominee	0	0%	0	0%	0%	0%
Nelson Garcia	Independent Director Nominee	0	0%	0	0%	0%	0%
Christopher Melton	Independent Director Nominee	0	0%	0	0%	0%	0%
Miklos “John” Gulyas	Director Nominee	0	0%	0	0%	0%	0%
Jamie Zambrana Jr.	Director Nominee	0	0%	0	0%	0%	0%
All current executive officers and directors as a group (8 persons)		365,000	9.13%	4,000,000	100%	77.28%	71.68%

5% Shareholders
The Basile Family Irrevocable Trust	Shareholder	3,250,000	81.25%	0	0%	20.31%	18.84%
Total of 5% Shareholders		3,250,000	81.25%	0	0%	20.31%	18.84%

(1)	Each outstanding share of Class B common stock is convertible into one shares of Class A common stock.

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(2)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B Common Stock, as a single class. Holders of our Class A common stock are entitled to one vote per share, whereas holders of our Class B common stock are entitled to three votes per share. For more information about the voting rights of our Class A Common Stock and Class B Common Stock, see “Description of Capital Stock.”

(3)	Lisa Ann Basile is the trustee with control over The Basile Family Irrevocable Trust and, as such, is considered the beneficial owner of the above-reference shares for the purposes of Section 16 of the Securities Act. Her address is 200 Hypoluxo Rd #204, Lantana, FL 33462.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions from December 31, 2021 through the date of this prospectus, in which the amount involved in the transaction exceeds the lesser or $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, between us and enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with: (a) us, (b) our directors; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. Except as disclosed herein, we are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

On August 4,2021 we entered an agreement to build a 2-story commercial building for Aura Commercial LLC, which is now the Company’s headquarters. Joseph F. Basile III, our Chief Executive Officer, is the president of Aura Commercial LLC and owns 100% of the entity. The contract was a cost plus 5% model. We incurred $930,976. in billable expenses in 2023 and received $980,000 as construction income from Aura Commercial LLC.

On January 1, 2022, we entered into a two-year lease with Loose Cannon, LLC pursuant to which we leased our previous corporate headquarters, with an option for an additional two-year renewal. Joseph F. Basile III, our Chief Executive, is an officer and member of Loose Cannon, LLC. The lease provided for a base monthly rent of $3,210 at the beginning of the term of the lease which increased by 2.5% when we renewed the lease in December 2023. We occupied approximately 3,521 square feet of the building’s approximately 7,042 square feet. This facility is still being occupied during the transition to our new headquarters but may be terminated should the landlord identify new tenants.

Joseph F. Basile III our Chief Executive Officer, owns Capo 7 LLC, which is the owner of a 30-unit town home rental community. JFB provides construction services to Capo 7, LLC for this property and received $6,511 and $157,538 for services income in 2023 and 2022 respectively.

On March 14,2024 we were awarded a $21mm project with Rare Capital Partners to build an 80-townhome rental community in Port Salerno FL. Our Chief Executive Officer Joseph F. Basile III owns 42.25% of Rare Capital Partners. Jamie Zambrana a nominee for board of directors owns 8.54% of Rare Capital Partners. This project is under permitting and has not begun construction.

We lease our current corporate headquarters under a 7-year lease with Aura Commercial, LLC. Joseph F. Basile III, our Chief Executive Officer, is President of Aura Commercial, LLC and owns 100% of the entity. The lease commenced on March 29, 2024 and provides for a base monthly rent of $11,928 with 2.5% adjustment increases per year. We presently occupy approximately 4,473 square feet of the building’s approximately 8,991 square feet. We have an option to purchase the entire property for $4,250,000 until December 1, 2024.

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On April 30, 2024, Joseph F. Basile III gifted 40.625 shares of common stock in the JFB Subsidiary to The Basile Family Irrevocable Trust and 0.3125 shares of common stock in the JFB Subsidiary to another individual. Lisa Ann Basile, Joseph F. Basile III’s mother, is the trustee with control over The Basile Family Irrevocable Trust.

On July 18, 2024, all shareholders of the JFB Subsidiary entered into the Contribution and Exchange Agreement with JFB Construction Holdings to exchange their shares in the JFB Subsidiary for shares of JFB Construction Holdings. 100 shares of the JFB Subsidiary’s common stock were exchanged for 3,640,000 shares of our Class A Common Stock and 4,000,000 shares of our Class B Common Stock to JFB Subsidiary’s three shareholders. After the Reorganization, JFB Construction and Development Inc., a Florida corporation, is now a 100% owned subsidiary of JFB Construction Holdings, a Nevada corporation, and Mr. Joseph F. Basile III and the Basile Family Irrevocable Trust owned 57% (4,365,000 shares) and 43% (3,250,000 shares) of equity interest in JFB Construction Holdings, respectively.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Indemnification Agreements

We have entered or intend into indemnification agreements with each of our directors and executive officers and, in connection with the consummation of this offering, will enter into indemnification agreements with each of our director nominees. These indemnification agreements provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Delaware law.

Related Persons Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the Underwriting Agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

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●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is a summary only and is subject to and qualified in its entirety by reference to the applicable provisions of the NRS, and our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part. You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws, each as amended and restated to date, to review all of the terms of our capital stock. Our Articles of Incorporation and amendments thereto are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 200,000,000 shares of all classes of stock, of which 190,000,000 shares are classified as common stock, par value $0.0001 per share, and 10,000,000 shares are classified as of preferred stock, par value $0.0001 per share. Further, we are authorized to issue two (2) classes of common stock with 186,000,000 shares of the common stock designated as “Class A Common Stock” and 4,000,000 shares of the common stock designated as “Class B Common Stock”.

Prior to the commencement of this offering, we have 4,000,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common Stock issued and outstanding. No shares of preferred stock are currently outstanding.

The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one (1) vote. Each share of Class B Common Stock is entitled to three (3) votes and is convertible at any time into one (1) share of Class A Common Stock. Class B Common Stock shall vote as a separate class in certain instances related to change of control transactions, as described in our Articles of Incorporation. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock effective upon the termination of the applicable holder’s continuous service, described in our Articles of Incorporation. Following this offering, the holder of all of our outstanding Class B Common Stock, Joseph F. Basile III, our Chief Executive Officer and Chairman of the Board of Directors, will hold approximately 71.68% of the voting power of our outstanding capital stock, assuming no exercise by the underwriters of their Overallotment Option. All of the outstanding shares of our Class A Common Stock Class B Common Stock are, and the shares of our Class A Common Stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Each share of our Common Stock is entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by our Board of Directors. No holder of any shares of our Common Stock has a preemptive right to subscribe for any of our securities. Except as described above relating to the Class B Common Stock, no shares of our Common Stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment to our creditors and preferred stockholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of our Common Stock. Shares of our common stock do not possess any cumulative voting rights.

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The presence of the persons entitled to vote a majority of the outstanding voting shares on a matter before the stockholders constitute the quorum necessary for the consideration of the matter at a stockholders’ meeting.

Except as otherwise required by law, the Articles of Incorporation, or any certificate of designations, (i) at all meetings of stockholders for the election of directors, a plurality of votes cast are sufficient to elect such directors; (ii) any other action taken by stockholders are be valid and binding upon us if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, at a meeting at which a quorum is present, except that adoption, amendment or repeal of the Bylaws by stockholders requires the vote of a majority of the shares entitled to vote; and (iii) broker non-votes and abstentions are considered for purposes of establishing a quorum but not considered as votes cast for or against a proposal or director nominee. Each stockholder has one (1) vote for every share of stock having voting rights registered in his or her name, except as otherwise provided for shares of Class B Common Stock or any preferred stock designation setting forth the right of preferred stock stockholders.

The common stock does not have cumulative voting rights, which means that the holders of 51% of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Preferred Stock

Our Articles of Incorporation authorizes the issuance of 10,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. No shares of preferred stock are currently issued or outstanding. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is ClearTrust, LLC.

Anti-Takeover Provisions Under the NRS

Certain provisions of Nevada law, and our Articles of Incorporation and our Bylaws (subject, where applicable as described below, our opting out of certain provisions of Nevada law), contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Business Combinations

Sections 78.411 to 78.444 of the Nevada Revised Statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three (3) years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three (3) years.

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A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its Articles of Incorporation. We do not have such a provision in our Articles of Incorporation; therefore, these sections apply to us.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth (1/5th) or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We do not have such a provision in our Articles of Incorporation; therefore, these sections apply to us.

Removal of Directors

Section 78.335 of the NRS provides that two-thirds (2/3rds) of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office. As such, it may be more difficult for stockholders to remove Directors due to the fact the NRS requires greater than majority approval of the stockholders for such removal.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A Common Stock, and a liquid trading market for our Class A Common Stock may not develop or be sustained after this offering. Future sales of substantial amounts of our Class A Common Stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of Class A Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future. Although we intend to apply to list our Class A Common Stock on The Nasdaq Capital Market, we cannot assure you that there will be an active market for our Class A Common Stock.

Upon completion of this offering, we will have 5,125,000 shares of Class A Common Stock outstanding (or 5,437,500 shares of Class A Common Stock if the Underwriters’ Overallotment Option is exercised in full). All of the shares of common stock sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our shares of common stock in the public market could adversely affect prevailing market prices of our shares of Class A Common Stock. The remaining shares of our common stock outstanding after this offering will be subject to a six-month lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

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Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately 92,500 shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

Under SEC Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Equity Incentive Awards

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of common stock that are issuable pursuant to our 2024 Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangements described below, if applicable.

Lock-Up Agreements

Our officers, directors and principal stockholders (defined as owners of 5% or more of our common stock) have agreed not to transfer or dispose of, directly or indirectly, any of our common stock, or any securities convertible into or exchangeable or exercisable for our common stock, for a period of 180 days after the date of this prospectus without the consent of the Representative. After the expiration of the 180-day period, the common stock held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This section describes the material U.S. federal income and estate tax consequences of the ownership and disposition of shares of common stock by a non-U.S. holder. You are a non-U.S. holder if you are a beneficial owner of shares of our common stock and you are, for U.S. federal income tax purposes:

●	a nonresident alien individual,

●	a foreign corporation, or

●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the Medicare tax on net investment income or the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, this section addresses only shares of our common stock that are held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is based on the tax laws of the United States, including the Internal Revenue Code (the “Code”), existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes holding our common stock should consult its tax advisors with regard to the U.S. federal income tax treatment of the ownership and disposition of our common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

We currently do not anticipate paying any dividends with respect to our Common Stock. However, if we make a distribution of cash or other property (other than certain distributions of our common stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of your tax basis in our common stock (and will reduce your basis in such common stock), and, to the extent such portion exceeds your tax basis in our common stock, the excess will be treated as gain from the taxable disposition of the common stock, the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock.”

Except as described below, dividends paid to you on Common Stock are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, the withholding agent will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the withholding agent:

Except as described below, dividends paid to you on common stock are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, the withholding agent will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the withholding agent:

●	a valid U.S. Internal Revenue Service (“IRS”) Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

●	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

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If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, withholding agents are generally not required to withhold tax from the dividends, provided that you have furnished to the withholding agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you certify under penalties of perjury that:

●	you are a non-U.S. person, and

●	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed on a net income basis at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on gain that you recognize on the sale or other disposition of our common stock unless:

●	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting the holder to U.S. taxation on a net income basis;

●	you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

●	we are or have been a “U.S. real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, you are not eligible for a treaty exemption, and either (i) our common stock is not regularly traded on an established securities market (such as The NASDAQ) during the calendar year in which the disposition occurs or (ii) you owned or are deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock.

If the gain from the disposition of shares of our common stock is effectively connected with your conduct of a trade or business in the United States (and, if required by a tax treaty, the gain is attributable to a permanent establishment that you maintain in the United States), you will be subject to tax on the net gain derived from the disposition at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax (unless an applicable income tax treaty provides otherwise) on the gain derived from the disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States.

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We will be a U.S. real property holding corporation if, on any applicable determination date, the fair market value of our “U.S. real property interests,” as defined in the Code and applicable U.S. Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. As discussed above, however, even if we are or become a U.S. real property holding corporation, you will not be subject to U.S. federal income tax on any gain that you recognize on the sale or other disposition of our common stock by reason of our status as a U.S. real property holding corporation, provided that (i) our common stock is regularly traded on an established securities market (such as The NASDAQ) during the calendar year in which the disposition occurs and (ii) you have not owned or have been deemed to have owned, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, more than 5% of our common stock. If, however, you are subject to U.S. federal income tax on any gain that you recognize on the sale or other disposition of our common stock by reason of our status as a U.S. real property holding corporation (i.e., the requirements in the proviso in the preceding sentence are not satisfied), such gain would generally be subject to U.S. federal income tax (but not branch profits tax) in the same manner as “effectively connected” gain discussed above, and a 15% withholding tax may apply to the gross proceeds from such disposition (but not if our common stock is regularly traded on an established securities market).

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Payments of dividends that you receive in respect of our common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold our common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Federal Estate Taxes

If you hold our common stock at the time of your death, it will be included in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We and other payors are required to report payments of dividends on our common stock on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a U.S. office of a broker provided that either (i) you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability (if any), and you generally will be entitled to a refund of any amounts withheld that exceed your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement, the underwriters named below, for whom Kingswood, a division of Kingswood Capital Partners, LLC (“Kingswood”), is acting as the representative, lead managing underwriter, book-runner and investment banker, have severally agreed to purchase, and we have agreed to sell to them, the number of our Units at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Units
Kingswood, a division of Kingswood Capital Partners, LLC

Total

The underwriters are offering the Units subject to their acceptance of the Units from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Units offered by this prospectus if any such Units are taken. However, the underwriters are not required to take or pay for the Units covered by the underwriters’ option to purchase additional Units.

We have granted to the underwriters an option, exercisable for 45 days after the closing of the offering, to purchase up to 187,500 additional Units at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Units as the number listed next to the underwriter’s name in the preceding table bears to the total number of Units listed next to the names of all underwriters in the preceding table.

The underwriters will offer the Units to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of 7.5% per Unit. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discount, Commissions and Expenses

The underwriting discounts and commissions are equal to 7.5% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per Unit and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 187,500 additional Units.

Per Unit	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Public offering price	$	$
Underwriting discounts and commissions (7.5%)	$	$
Proceeds, before expenses, to us	$	$

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We will also pay to the Representative, by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of our Units, including any Units sold to cover over-allotments.

We paid an advance (the “Advance”) expense deposit of $40,000 to the representative for the representative’s anticipated out-of-pocket expenses. Any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to reimburse the representative’s accountable expenses of the offering, up to $150,000 (inclusive of the Advance), including, but not limited to: (i) the legal and due diligence fees and expenses incurred by the representative; (ii) the reasonable cost for road show meetings and preparation of the roadshow presentation; and (iii) all reasonable travel and lodging expenses incurred by the representative in connection with the roadshow.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $ , which includes a maximum aggregate reimbursement of $150,000 of representative’s accountable expenses.

Representative’s Unit Purchase Option

In addition to the foregoing, we have agreed to issue to the representative of the underwriters the Unit Purchase Option to purchase such number of Representative’s Units equal to 10% of the total number of Units sold in this offering (including any Units sold pursuant to the exercise of the over-allotment option). The option will expire five years from the date of this prospectus. The Unit Purchase Option shall have an exercise price equal to 110% of the offering price of the Units sold in this offering. Each Representative’s Unit will consist of one share of our Class A Common Stock and one Representative’s Warrant to purchase one share of our Class A Common Stock at an exercise price of $5.50 per share. The Representative’s Units may be exercised in cash or on a cashless basis, will be exercisable for five years from the date of this prospectus. The Unit Purchase Option and the underlying securities will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110. In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Unit Purchase Option nor any of the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of 180 days immediately following the commencement of sales of this offering. In addition, although the Unit Purchase Option and the underlying securities will be registered by the registration statement of which this prospectus forms a part, we have also agreed that the securities underlying the Unit Purchase Option will provide for registration rights in certain cases. The unlimited piggyback registration right provided will not be greater than five years from the commencement of sales of this offering in compliance with FINRA Rule 5110(g)(8).

We will bear all fees and expenses attendant to registering the Representative’s Unit and underlying securities. The Representative’s Units and underlying securities may be adjusted in certain circumstances, in accordance with FINRA Rule 5110(g)(8).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our officers, directors and certain holders of 5% or more of the outstanding securities have agreed, subject to certain exceptions, to a six month “lock-up” period from the closing date of this offering with respect to the Company’s outstanding shares of Class A Common Stock (or securities convertible or exercisable into shares of the Company’s Class A common stock) that they beneficially own. This means that, for a period of six months following the closing date of this offering, we and such persons may not offer, issue, sell, contract to sell, encumber pledge or otherwise dispose of such securities without the prior written consent of the representative (excluding the securities underlying currently outstanding options approved by Kingswood, the issuance of securities pursuant to our equity incentive plan, the establishment of and sale pursuant to any plan established in compliance with Rule 10b5-1 of the Exchange Act, and the issuance of any securities in connection with a strategic transaction).

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Right of First Refusal

If, during the 18-months following closing of this Offering, the Company or any of its subsidiaries (i) decides to finance or refinance any indebtedness, the Representative (or any affiliate designated by the Representative) shall have the right to act as sole investment banker, sole book-runner, sole placement agent and/or sole advisor, at the Representative’s sole discretion, with respect to such financing or refinancing; ·or (ii) decides to raise funds by means of a public offering or a private placement of equity or debt securities, the Representative (or any affiliate designated by the Representative) shall have the right to act as exclusive financial advisor, sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for such financing. The Representative shall have the sole right to determine whether or not any other broker dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Pricing of the Offering

Prior to this offering, there has been no public market for our securities. The initial public offering price of the Units has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Units, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Units to selling group members for sale to their online brokerage account holders. The Units to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A Common Stock. Specifically, the underwriters may sell more Units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Common Stock in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Common Stock in market making transactions, including “passive” market making transactions as described below.

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These activities may stabilize or maintain the market price of our Class A Common Stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Common Stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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Application for Nasdaq Listing

We intend to seek to have our Class A Common Stock approved for listing on the Nasdaq Capital Market under the symbol “JFB.”

Upon listing to the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards, and we expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

EXPERTS

The audited consolidated financial statements as of December 31, 2023 and 2022 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years then ended, and the related notes appearing in this registration statement, have been audited by M&K CPA, PLLC, an independent registered public accounting firm, as set forth in their report thereon. The consolidated financial statements for the three months ended March 31, 2024 and March 31, 2023 incorporated herein are not audited.

LEGAL MATTERS

Certain legal matters with respect to the validity of the Units, including the Class A Common Stock and warrants to purchase Class A Common Stock offered herein, will be passed upon for us by Austin Legal Group, APC. This draft does not contain an opinion letter from counsel since the same is not required in this draft, confidential submission. Ellenoff Grossman & Schole LLP is acting as counsel to the underwriters in connection with this offering.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND MORE INFORMATION

We will file with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

We also maintain a website at https:www.jfbconstuction.net. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INDEX TO FINANCIAL STATEMENTS

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of JFB Construction & Development, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of JFB Construction & Development, Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of income, shareholder equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 2, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation and allocation of the standalone transaction prices to the performance obligations.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2023.

The Woodlands, TX

March 20, 2024

F-2

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLITDATED BALANCE SHEETS

	Years Ended
	December 31, 2023	December 31, 2022
ASSETS
Cash	$1,236,744	$31,996
Contract Receivables	7,135,091	6,095,241
Contract Assets	240,943	1,683,849
Prepaid expenses	125,760	66,681
Vendor Prepaids/Deposits	-	135,864
Contract Assets- Related Party	120,696	120,696
TOTAL CURRENT ASSETS	8,859,234	8,134,327

NET PROPERTY AND EQUIPMENT	384,045	108,854

TOTAL ASSETS	$9,243,279	$8,243,181

LIABILITIES
Accounts payable and other payables	$720,304	$2,439,361
Accrued expenses	745,124	70,667
Contract liabilities	754,869	2,651,828
Customer deposit	-	95,338
Related Party Payables	332,870	332,870
Loan payable	-	3,350
TOTAL CURRENT LIABILITIES	2,553,167	5,593,414

SHAREHOLDER’S EQUITY
Additional paid in Capital	33,287
Accumulated deficit	6,656,825	2,649,767
Total SHAREHOLDER’S EQUITY	6,690,112	2,649,767

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$9,243,279	$8,243,181

The accompanying notes are an integral part of these consolidated financial statements.

F-3

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLITDATED STATEMENTS OF INCOME

	Years Ended
	December 31, 2023	December 31, 2022

Sales	$32,366,003	$24,195,212
Cost of Goods Sold	25,095,042	19,574,462
Gross Profit	7,270,961	4,620,750

Operating Expenses
Selling and marketing expenses	41,573	44,985
General and administrative expense	3,107,635	2,064,322
Depreciation and amortization expense	100,029	48,334
Total Operating Expense	3,249,237	2,157,641

Income from Operations	4,021,724	2,463,109

OTHER INCOME (EXPENSE)
Income (Expenses)	18,382	(1,223)
Interest expense	(31,292)	(1,675)
Interest Income	136,948	7,055

TOTAL OTHER INCOME	124,038	4,157

NET INCOME	$4,145,762	$2,467,266

Earnings Per Share
Basic and Diluted Common Share	$41,757.62	$24,672.66

Weighted- Average Common Shares Outstanding, Basic and Diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

F-4

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLITDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

For the Years Ended December 31, 2023 and 2022

				Additional
	Common Stock			Paid-In	Retained
	Shares	Par Value		Capital	Earnings	Total

Balance, December 31, 2021	100		$-	$-	$1,086,241	$1,086,241
Distributions 2022	-		-	-	(903,740)	(903,740)
Net income 2022	-		-	-	2,467,266	2,467,266

Balance, December 31, 2022	100	$		$	$2,649,767	$2,649,767
Distributions 2023	-		-	-	(138,704)	(138,704)
Imputed Interest	-		-	33,287	-	33,287
Net Income 2023	-		-	-	4,145,762	4,145,762

Balance, December 31,2023	100	$		$33,287	$6,656,825	$6,690,112

The accompanying notes are an integral part of these consolidated financial statements.

F-5

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

	Year Ended
	December 31, 2023		December 31, 2022
OPERATING ACTIVITIES
Net Income		4,145,762		2,467,266
Adjustments to reconcile Net Income to Net Cash provided by operations:
Depreciation Expense		100,029		48,334
Imputed Interest		33,287		-
Changes in assets and Liabilities (increase) decrease in :
Contracts Receivable		(1,039,850)		(3,114,266)
Contract Assets		1,442,906		(1,687,875)
Contract Assets Related Party				(1,272)
Prepaid Expenses		(59,079)		(11,626)
Vendor Prepaids/Deposits		135,864		(96,924)
Accounts Payable		(1,719,057)		1,349,211
Accrued Expenses		673,274		30,882
Accrued Payroll		1,183		22,738
Customer Deposits		(95,338)		(132,170)
Contract Liabilities		(1,896,959)		1,520,331
CASH PROVIDED BY OPERATING ACTIVITIES		1,722,022		398,656
CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received from sale of Fixed Asset		-		627
Cash Paid for purchased of Fixed Assets		(375,220)		(30,640)
Net cash used in investing activities		(375,220)		(30,013)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment on loan payable		(3,350)		(59,502)
Shareholder Distributions		(138,704)		(903,740)
CASH USED FOR FINANCING ACTIVITIES		(142,054)		(963,242)
NET INCREASE (DECREASE) IN CASH		1,204,748		(594,599)
CASH AT BEGINNING OF YEAR		31,996		626,595
Cash at end of period		$1,236,744		$31,996

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$		$
Taxes Paid	$		$

The accompanying notes are an integral part of these consolidated financial statements.

F-6

JFB Construction Holding

Notes to the Audited Financial Statements

Note 1 – Nature of the Business

JFB Construction & Development, Inc. (“JFB” or the “Company”) was incorporated in the State of Florida on May 28, 2014, and is based in Lantana, Florida. The Company offers more than 100 years of combined generational experience in residential and commercial construction and development. JFB builds multifamily communities, exclusive estate & equestrian homes, and over 2 million square feet of commercial retail and shopping centers. The Company meets its customers’ needs through advanced scheduling, deep construction expertise, innovative problem solving and continuous communication during construction.

On April 09, 2024, JFB Construction Holdings was formed out of the state of Nevada to serve as the parent company of JFB Construction & Development, Inc. The consolidated financial statements of JFB Construction Holdings reflect the financial position, results of operations and cash flows of both JFB Construction Holdings and its subsidiaries from the date of consolidation.

Note 2 – Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation

JFB Construction & Development, Inc. accounts are included on its Parent Company’s consolidated financial statements for the years ended December 31,2023 and 2022.

Cash and Restricted Cash

The Company’s cash is comprised of highly liquid investments with an original maturity of three (3) months or less.

Concentration Risk

Cash includes amounts deposited in financial institutions in excess of insurable Federal Deposit Insurance Company (FDIC) limits. At times throughout the year, the Company may maintain cash balances in certain bank accounts in excess of FDIC limits. As of December 31, 2023 and 2022, the cash balance in excess of the FDIC limits was $901,686 and $0, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Company require a higher degree of judgement than others in their application. These include the recognition of revenue and earnings from construction contracts over time, and the valuation of long-lived assets. Management evaluates all of its estimates and judgements based on available information and experience; however, actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when services are performed, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.

Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue, and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined.

F-7

Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts for the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income, which are recognized in the period the revisions are determined.

Contract receivables are recorded on contracts for amounts currently due based upon progress billings, as well as retention, which are collectible upon completion of the contracts. Accounts payable to material suppliers and subcontractors are recorded for amounts currently due based upon work completed or materials received, as are retention due subcontractors, which are payable upon completion of the contract. General and administrative expenses are charged to operations as incurred and are not allocated to contract costs.

Contract Receivable

Accounts receivables are generally based on amounts billed to the customer in accordance with contractual provisions. They are uncollateralized customer obligations due under normal trade terms, only recorded for those amounts deemed collectible, based upon experience with its customers. No finance or interest charges are charged to accounts receivable. The Company uses the allowance method to account for uncollectible accounts receivable. The Company records an allowance against uncollectible items for each customer after all reasonable means of collection have been exhausted, and the potential for recovery is considered remote. The allowance for doubtful accounts was $0 as of December 31, 2023 and 2022. The net contract receivable balance was $7,135,091 on December 31, 2023, and $5,999,903 on December 31, 2022.

Prepaid Expenses

The Company records expenditures that have been paid in advance as prepaid expenses. The prepaid expenses are initially recorded as assets because they have future economic benefits and are expensed at the time the benefits are realized. The prepaid expenses balance was $125,760 and $66,681 at December 31, 2023 and 2022, respectively and there was $0 and $135,864 of vendor deposits at December 31, 2023 and 2022, respectively.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. The advertising costs were $41,573 for the year ended December 31, 2023 and $44,985 and for the year ended December 31, 2022.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, including vehicles, computers and office equipment and field equipment. Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation are removed from the accounts. Expenditures for maintenance and repairs are charged to expense as incurred, while expenditures for addition and betterment are capitalized. Property and Equipment include the following categories:

Estimated Life
Office, Field, and Computer Equipment	5 years
Vehicles	5 years

	31-Dec
	2023	2022
Field Equipment	114,206	114,206
Computer Equipment	6,911	6,911
Vehicles	592,496	244,450
Office Equipment	1,502	1,502
	715,115	367,069
Less accumulated depreciation	(331,070)	(258,215)
Net Property and Equipment	$384,045	$108,854

F-8

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed following generally accepted accounting principles.

Depreciation expense during the year ended December 31, 2023 and 2022, was $100,029 and $48,334, respectively.

Fair Value of Financial Instruments

Fair Value of Financial Instruments requires disclosure of the fair value information, whether or not to recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2023, the balances reported for cash, contract receivables, cost in excess of billing, prepaid expenses, accounts payable, billing in excess of cost, and accrued expenses approximate the fair value because of their short maturities.

We adopted ASC Topic 820 for financial instruments measured as fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Work-in-Process

The Company recognizes as an asset the accumulated costs for work-in-process on projects expected to be delivered to customers. Work in Process includes the cost price of materials and labor related to the construction of equipment to be sold to customers.

Recently Issued Accounting Pronouncements

Management reviewed currently issued pronouncements and does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

Note 3 – Revenue from Contracts with Customers

Revenues and related costs on equipment contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined.

F-9

Contract assets represent revenues recognized in excess of amounts billed on contracts in progress. Contract liabilities represent billings in excess of revenues recognized on contracts in progress. Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying balance sheets, as they will be liquidated in the normal course of the contract completion. The contract assets for the years ending December 31, 2023, and 2022, was $240,943 and $1,683,849, respectively. The contract liability for the years ended December 31, 2023, and 2022, was $754,869 and $2,651,828 respectively.

Note 4 – Lease Arrangements

In the ordinary course of business, the Company enters into lease arrangements, including operating and finance leases.

The Company determines if an arrangement is a lease at inception. The operating lease right-of-use (“ROU”) assets are included within the Company’s non-current assets and lease liabilities are included in current or non-current liabilities on the Company’s Consolidated Balance Sheets. Finance leases are included in “Property and equipment,” “Current maturities of long-term debt,” and “Long-term debt” on the Company’s Consolidated Balance Sheets. ROU assets represent the Company’s right to use, or control the use of, a specified asset for the lease term. Lease liabilities are the Company’s obligation to make lease payments arising from a lease and are measured on a discounted basis. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term on the commencement date. The operating lease ROU asset includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments continues to be recognized on a straight-line basis over the lease term.

Total rent expense was $38,557 for the year ended December 31, 2023, and $22,960 for the year ended December 31, 2022.

Capital Lease

The Company entered into a capital lease for the purchase of equipment during the year ended December 31, 2021. The lease is for a sixty (60) month term, with monthly payments of $1,223 per month. As of December 31, 2023 and 2022, the lease had a balance of $0 and $3,350.

Note 5 – Income Taxes

JFB has elected to be taxed as an “S” Corporation under the provisions of the Internal Revenue Code (the “Code”). Under this provision, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Pursuant to the provisions of the Accounting Standards Codification (“ASC”) 740-10, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of the years ended December 31, 2023, and 2022, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company’s federal income tax returns for 2023 and 2022 are subject to examination by the IRS, generally for three years after they were filed.

Note 6 – Concentrations

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and accounts receivable. The Company maintains its cash balances in bank deposit and money market accounts which, at times, may exceed federally insured limits.

Cash and Cash Equivalents

The Company maintains its cash in accounts at financial institutions, which may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts and does not feel it is exposed to any significant risk with respect to cash. There were amounts exceeding federally insured limits at December 31, 2023, and 2022 of $901,686 and $0, respectively.

F-10

Sales and Accounts Receivable

During the years ended December 31, 2023 and 2022, one (1) customer totaled 50% and 52% of sales, respectively, and one (1) customer totaled 32% and 51% of accounts receivable, respectively.

The Company performs ongoing credit valuations of its customers and management believes that the financial viability of these customers is sound.

Purchases and Payables

There was no concentration of purchases or payables for the Company for the years ended December 31, 2023, and 2022.

Note 7 – Related Party Transactions

On January 1, 2022, the Company entered into a commercial lease agreement with Loose Cannon, LLC, a related party under common ownership, whereby under the agreement, the Company leases its corporate office space under a two-year leasing agreement.

The Company also provides construction services to related parties under common ownership. The construction services provided are recorded on the books as related party contract assets. The related party contract assets were $120,696 and $120,696 for the years ended December 31, 2023, and 2022, respectively. The Company has related party payables of $332,870 as of December 31, 2023, and 2022. This balance is due on demand and does not contain an interest rate. The Company has calculated imputed interest on its books of $33,287.

Note 8 – Commitments and Contingencies

Litigation

From time to time, the Company is party to various claims or actions arising out of the ordinary course of business. While any proceeding or litigation contains an element of uncertainty, management believes no matter exists that would have a material impact on the Company’s financial position, liquidity, or results of operations.

As of December 31, 2023, there was on-going litigation relating to a residential remodel whereby the customer has not paid their final invoice and the Company has filed a lien on the property and is awaiting a court date to proceed with foreclosure on the property. There was no on-going litigation for the year ended December 31, 2022.

Note 9 – Equity

The Company is authorized to issue up to 200,000,000 shares of all classes of stock. 10,000,000 shares shall be Preferred Stock with a par value of $0.0001 and 190,000,000 shares as Common Stock with a par value of $0.0001. As of December 31, 2023 and 2022, 100 shares have been issued to Joe Basile as founders share with $0 value.

Note 10 – Subsequent Event

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has determined that there are no subsequent events for the years ended December 31, 2023 and 2022.

Date of Management Review

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 20, 2024, the date that the financial statements were available to be issued.

F-11

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of March 31, 2024	As of December 31, 2023
ASSETS
Cash	$5,737,862	$1,236,744
Contract Receivables	1,775,603	7,135,091
Contract Assets	224,351	240,943
Right of use Asset	28,169	-
Prepaid expenses	114,282	125,760
Contract Assets- Related Party	120,696	120,696
TOTAL CURRENT ASSETS	8,000,963	8,859,234

NET PROPERTY AND EQUIPMENT	573,750	384,045

TOTAL ASSETS	$8,574,713	$9,243,279

LIABILITIES
Accounts payable and other payables	$728,619	$720,304
Accrued expenses	16,999	745,124
Contract liabilities	585,608	754,869
Lease liabilities	28,169	-
Customer deposit	129,375	-
Related Party Payables	332,870	332,870
TOTAL CURRENT LIABILITIES	1,821,640	2,553,167

SHAREHOLDER’S EQUITY
Additional paid in Capital	33,287	33,287
Accumulated profit	6,719,786	6,656,825
Total SHAREHOLDER’S EQUITY	6,753,073	6,690,112

TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$8,574,713	$9,243,279

The accompanying notes are an integral part of these consolidated financial statements.

F-12

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For The Three Months Ended
	March 31, 2024	March 31, 2023

Sales	$3,055,204	$7,187,709
Cost of Goods Sold	2,173,037	5,605,343
Gross Profit (Loss)	882,167	1,582,366

Operating Expenses
Selling and marketing expenses	1,767	4,556
General and administrative expense	804,529	731,544
Loss on fixed asset disposal	4,634	-
Depreciation and amortization expense	29,255	21,212
Total Operating Expense	840,185	757,312

Income(loss) from Operations	41,982	825,054

OTHER INCOME (EXPENSE)
Income (Expenses)	27,004	3,857
Interest Income	44,409	13,549

TOTAL OTHER INCOME	71,413	17,406

NET INCOME (LOSS)	$113,395	$842,460

Earnings Per Share
Basic and Diluted Common Share	$1,133.95	$8,424.60

Weighted- Average Common Shares Outstanding, Basic and Diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

F-13

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2023 and 2024

				Additional
	Common Stock			Paid-In	Retained
	Shares	Par Value		Capital	Earnings	Total

Balance, December 31, 2022	100		$-	$-	$2,649,767	$2,649,767
Distributions March 31, 2023	-		-	-	(48,785)	(48,785)
Net income March 31, 2023	-		-	-	842,460	842,460
Balance, March 31, 2023	100	$		$	$3,443,442	$3,443,442

Balance, December 31, 2023	-	$		$33,287	$6,656,825	$6,690,112
Distributions March 31, 2024	-		-	-	(50,434)	(50,434)
Net Income March 31,2024	-		-	-	113,395	113,395
Balance, March 31, 2024	100	$		$	$6,719,786	$6,753,073

The accompanying notes are an integral part of these consolidated financial statements.

F-14

JFB CONSTRUCTION HOLDINGS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	March 31,2024	March 31,2023
OPERATING ACTIVITIES
Net Income (loss)	113,395	842,460
Adjustments to reconcile Net Income (loss) to Net Cash provided by operations:
Depreciation Expense	29,255	21,212
Loss on Fixed Asset Disposal	4,634	-
Changes in assets and Liabilities (increase) decrease in :
Contracts Receivable	5,359,488	4,123,100
Contract Assets	16,592	351,323
Prepaid Expenses	11,478	29,133
Vendor Prepaids/Deposits	-	135,864
Accounts Payable	8,315	(68,128)
Accrued Expenses	(728,125)	(65,833)
Customer Deposits	129,375	(95,388)
Contract Liabilities	(169,261)	1,705,649
CASH PROVIDED BY OPERATING ACTIVITIES	4,775,146	3,568,144
CASH FLOWS FROM INVESTING ACTIVITIES
Cash Received from sale of Fixed Asset	9,666	-
Cash Paid for purchased of Fixed Assets	(233,260)	(198,148)
Net cash used in investing activities	(223,594)	(198,148)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment on loan payable	-	(3,350)
Shareholder Distributions	(50,434)	(48,785)
CASH USED FOR FINANCING ACTIVITIES	(50,434)	(52,135)
NET INCREASE (DECREASE) IN CASH	4,501,118	3,317,861
CASH AT BEGINNING OF PERIOD	1,236,744	31,996
Cash at end of period	$5,737,862	$3,349,857

Supplemental Disclosures of Cash Flow Information:
Interest Paid	-	-
Taxes Paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-15

JFB Construction Holdings

Notes to the Unaudited Financial Statements

Note 1 – Nature of the Business

JFB Construction & Development, Inc. (“JFB” or the “Company”) was incorporated in the State of Florida on May 28, 2014, and is based in Lantana, Florida. The Company offers more than 100 years of combined generational experience in residential and commercial construction and development. JFB builds multifamily communities, exclusive estate & equestrian homes, and over 2 million square feet of commercial retail and shopping centers. The Company meets its customers’ needs through advanced scheduling, deep construction expertise, innovative problem solving and continuous communication during construction.

On April 09, 2024, JFB Construction Holdings was formed out of the state of Nevada to serve as the parent company of JFB Construction & Development, Inc. The consolidated financial statements of JFB Construction Holdings reflect the financial position, results of operations and cash flows of both JFB Construction Holdings and its subsidiaries from the date of consolidation.

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity.

Principles of Consolidation

JFB Construction & Development, Inc accounts are included on its Parent Company’s consolidated financial statements for the three months ended March 31,2024 and March 31,2023.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding interim financial reporting. Accordingly, they do not include all disclosures normally required in annual financial statements prepared in accordance with U.S. GAAP. Therefore, these unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2023.

Cash and Restricted Cash

The Company’s cash is comprised of highly liquid investments with an original maturity of three (3) months or less.

Concentration Risk

Cash includes amounts deposited in financial institutions in excess of insurable Federal Deposit Insurance Company (FDIC) limits. At times throughout the year, the Company may maintain cash balances in certain bank accounts in excess of FDIC limits. As of March 31, 2024 and December 31, 2023, the cash balance in excess of the FDIC limits was $5,382,594 and $901,686, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in these accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain accounting estimates of the Company require a higher degree of judgement than others in their application. These include the recognition of revenue and earnings from construction contracts over time, and the valuation of long-lived assets. Management evaluates all of its estimates and judgements based on available information and experience; however, actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when services are performed, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured.

F-16

Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue, and associated profit, will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined.

Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts for the revisions become known. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and income, which are recognized in the period the revisions are determined.

Contract receivables are recorded on contracts for amounts currently due based upon progress billings, as well as retention, which are collectible upon completion of the contracts. Accounts payable to material suppliers and subcontractors are recorded for amounts currently due based upon work completed or materials received, as are retention due subcontractors, which are payable upon completion of the contract. General and administrative expenses are charged to operations as incurred and are not allocated to contract costs.

Contract Receivable

Accounts receivables are generally based on amounts billed to the customer in accordance with contractual provisions. They are uncollateralized customer obligations due under normal trade terms, only recorded for those amounts deemed collectible, based upon experience with its customers. No finance or interest charges are charged to accounts receivable. The Company uses the allowance method to account for uncollectible accounts receivable. The Company records an allowance against uncollectible items for each customer after all reasonable means of collection have been exhausted, and the potential for recovery is considered remote. The allowance for doubtful accounts was $0 as of March 31, 2024 and December 31, 2023. The contract receivable balance was $1,775,603 on March 31, 2024 and $7,135,091 on December 31, 2023.

Prepaid Expenses

The Company records expenditures that have been paid in advance as prepaid expenses. The prepaid expenses are initially recorded as assets because they have future economic benefits and are expensed at the time the benefits are realized. The prepaid expenses balance was $114,282 and $125,760 at March 31, 2024 and December 31, 2023, respectively.

Customer Deposits

The Company receives customer deposits, for work to be performed. The Company received $129,375 for the three months ended March 31,2024.

Advertising Costs

The Company expenses the cost of advertising and promotional materials when incurred. The advertising costs were $1,767 for the three months ended March 31, 2024 and $4,556 and for the three months ended March 31, 2023.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, including vehicles, computers and office equipment and field equipment. Gain or loss is recognized upon disposal of property and equipment, and the asset and related accumulated depreciation are removed from the accounts. Expenditures for maintenance and repairs are charged to expense as incurred, while expenditures for addition and betterment are capitalized. Property and Equipment include the following categories:

Estimated Life
Office, Field, and Computer Equipment	5 years
Vehicles	5 years

F-17

	3/31/2024	12/31/2023
Field Equipment	114,206	114,206
Computer Equipment	6,911	6,911
Vehicles	611,288	592,496
Office Equipment	1,502	1,502
Work in Process	199,836	-
	933,743	715,115
Less accumulated depreciation	(359,993)	(331,070)
Net Property and Equipment	$573,750	$384,045

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed following generally accepted accounting principles.

Depreciation expense during the three months ended March 31, 2024 and 2023, was $29,255 and $21,212, respectively.

Work in Process represents the brand new head quarter that the Company is building. The interior buildout of this brand new office space was $199,836 in the three months ended March 31, 2024.

Fair Value of Financial Instruments

Fair Value of Financial Instruments requires disclosure of the fair value information, whether or not to recognized in the balance sheet, where it is practicable to estimate that value. As of March 31, 2024, the balances reported for cash, contract receivables, cost in excess of billing, prepaid expenses, accounts payable, billing in excess of cost, and accrued expenses approximate the fair value because of their short maturities.

We adopted ASC Topic 820 for financial instruments measured as fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

●	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Work-in-Process

The Company recognizes as an asset the accumulated costs for work-in-process on projects expected to be delivered to customers. Work in Process includes the cost price of materials and labor related to the construction of equipment to be sold to customers.

F-18

Recently Issued Accounting Pronouncements

Management reviewed currently issued pronouncements and does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

Note 3 – Revenue from Contracts with Customers

Revenues and related costs on equipment contracts are recognized as the performance obligations for work are satisfied over time in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Under ASC 606, revenue and associated profit will be recognized as the customer obtains control of the goods and services promised in the contract (i.e., performance obligations). All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss as it is determined.

Contract assets represent revenues recognized in excess of amounts billed on contracts in progress. Contract liabilities represent billings in excess of revenues recognized on contracts in progress. Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying balance sheets, as they will be liquidated in the normal course of the contract completion. The contract asset for the three months ending March 31, 2024, and the year ended December 31, 2023, was $224,351 and $240,943, respectively. The contract liability for the three months ended March 31, 2024, and the year ended December 31, 2023, was $585,608 and $754,869, respectively.

Note 4 – Lease Arrangements

In the ordinary course of business, the Company enters into lease arrangements, including operating and finance leases.

The Company determines if an arrangement is a lease at inception. The operating lease right-of-use (“ROU”) assets are included within the Company’s non-current assets and lease liabilities are included in current or non-current liabilities on the Company’s Consolidated Balance Sheets. Finance leases are included in “Property and equipment,” “Current maturities of long-term debt,” and “Long-term debt” on the Company’s Consolidated Balance Sheets. ROU assets represent the Company’s right to use, or control the use of, a specified asset for the lease term. Lease liabilities are the Company’s obligation to make lease payments arising from a lease and are measured on a discounted basis. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term on the commencement date. The operating lease ROU asset includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments continues to be recognized on a straight-line basis over the lease term.

Total rent expense was $9,630 for the three months ended March 31, 2024, and $12,840 for the three months ended March 31, 2023. The Company has a lease liability recorded of $28,169 as of March 31,2024.

Note 5 – Income Taxes

JFB has elected to be taxed as an “S” Corporation under the provisions of the Internal Revenue Code (the “Code”). Under this provision, the Company does not pay or it is not responsible to pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Pursuant to the provisions of the Accounting Standards Codification (“ASC”) 740-10, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of the three months ended March 31, 2024 and the year ended December 31, 2023, the Company had no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company’s federal income tax returns for 2023 and 2022 are subject to examination by the IRS, generally for three years after they were filed.

F-19

Note 6 – Concentrations

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and accounts receivable. The Company maintains its cash balances in bank deposit and money market accounts which, at times, may exceed federally insured limits.

Sales and Accounts Receivable

During the three months ended March 31, 2024, and 2023, one (1) customer totaled 57% and 16% of sales, respectively, and one (1) customer totaled 0% and 57% of accounts receivable, respectively.

The Company performs ongoing credit valuations of its customers and management believes that the financial viability of these customers is sound.

Purchases and Payables

There was no concentration of purchases or payables for the Company for the three months ended March 31, 2024, and the year ended December 31, 2023.

Note 7 – Related Party Transactions

On January 1, 2022, the Company entered into a commercial lease agreement with Loose Cannon, LLC, a related party under common ownership, whereby under the agreement, the Company leases its corporate office space under a two-year leasing agreement.

The Company also provides construction services to related parties under common ownership. The construction services provided are recorded on the books as related party contract assets. The related party contract assets were $120,696 and $120,696 for the three months ended March 31, 2024 and the year ended December 31, 2023, respectively. The related party contract assets will become payable upon permit issuance expected by September 15,2024. The Company has related party payables of $332,870 as of March 31, 2024 and December 31, 2023. This balance is due on demand and does not contain an interest rate.

The CEO of the Company Joseph Basile at times taken distributions from the company. For the 3 months ended March 31,2024 and March 31, 2023, the distributions were $50,434 and $48,785 respectively.

Note 8 – Commitments and Contingencies

Litigation

From time to time, the Company is party to various claims or actions arising out of the ordinary course of business. While any proceeding or litigation contains an element of uncertainty, management believes no matter exists that would have a material impact on the Company’s financial position, liquidity, or results of operations.

As of December 31, 2023, there was on-going litigation relating to a residential remodel whereby the customer has not paid their final invoice and the Company has filed a lien on the property and is awaiting a court date to proceed with foreclosure on the property. As of March 31,2024, the Company is waiting for its court date to proceed with foreclosure.

Note 9 – Equity

The Company is authorized to issue up to 200,000,000 shares of all classes of stock. 10,000,000 shares shall be Preferred Stock with a par value of $0.0001 and 190,000,000 shares as Common Stock with a par value of $0.0001. For the three months ended March 31, 2024 and March 31, 2023, 100 shares have been issued to Joe Basile as founders share with $0 value.

The CEO of the Company Joseph Basile at times taken distributions from the company. For the 3 months ended March 31,2024 and March 31, 2023, the distributions were $50,434 and $48,785 respectively.

Note 10 – Subsequent Event

Management has evaluated subsequent events according to the requirements of ASC TOPIC 855 and has determined that there are no subsequent events for the quarter ended March 31, 2024.

Date of Management Review

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through July 11, 2024, the date that the financial statements were available to be issued.

F-20

1,250,000 Units

Shares of Class A Common Stock and Warrants

JFB Construction Holdings

PROSPECTUS

KINGSWOOD

a division of Kingswood Capital Partners, LLC

                    , 2024

Until          , 2024 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as Underwriters and with respect to its unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	______
FINRA filing fee	$	______
The Nasdaq Capital Market initial listing fee	$	______
Transfer agent and registrar fees	$	______
Accounting fees and expenses	$	______
Legal fees and expenses	$	______
Printing expenses	$	______
Miscellaneous	$	______
Total	$	______

Item 14. Indemnification of Directors and Officers

Under statutory and decisional law, directors of Nevada corporations owe duties of loyalty to the corporation generally described as fiduciary duties. NRS 78.138 provides that the fiduciary duties of directors and officers are to exercise their respective powers in good faith and with a view to the interests of the corporation. Nevada has adopted standards, commonly known as the “business judgment rule,” to govern director decisions and which provide that, except as otherwise provided in subsection 1 of NRS 78.139, directors are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation.

Our Articles of Incorporation and Bylaws contain provisions that limit or eliminate the personal liability of our directors and officers for damages for breach of fiduciary duty, except those resulting from (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law, or (b) the payment of dividends in violation of NRS 78.300, as it may be amended from time to time, or any successor provision thereto.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Articles of Incorporation and Bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Nevada law.

As permitted under the NRS, our Articles of Incorporation and Bylaws provide that:

●	we may indemnify our directors, officers and employees to the fullest extent permitted by the NRS, subject to limited exceptions;

●	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the NRS, subject to limited exceptions; and

●	the rights provided in our Articles of Incorporation and Bylaws are not exclusive.

Our Articles of Incorporation and Bylaws provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the NRS. These indemnification agreements will generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also will generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

II-1

The NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses. We may also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

The form of Underwriting Agreement for this initial public offering provides for indemnification by the Underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

During the past three (3) years, we have issued the following common stock. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of common stock.

On April 30th, 2024, Joseph F. Basile III gifted 40.625 shares of common stock in the JFB Subsidiary to The Basile Family Irrevocable Trust and 0.3125 shares of common stock in the JFB Subsidiary to another individual.

To effectuate the Reorganization, on July 18, 2024, Mr. Basile, The Basile Family Irrevocable Trust, and another shareholder contributed their shares in JFB Construction & Development Inc. to JFB Construction Holdings in exchange for shares of common stock of JFB Construction Holdings. As a result, JFB Construction Holdings issued (1) 365,000 shares of Class A Common Stock and 4,000,000 shares of Class B Common to Mr. Basile, (2) 3,250,000 shares of Class A Common Stock to The Basile Family Irrevocable Trust, and 25,000 shares of Class A Common Stock to the other shareholder. Accordingly, immediately after the Reorganization, Mr. Basile and Basile Family Irrevocable Trust owned approximately fifty-nine percent (59%) and forty-one percent (41%) of the Common Stock JFB Construction Holdings, respectively.

On July 18, 2024, we entered into a Consulting Agreement with Chartered Services, LLC (“Chartered Services”), to provide strategic consulting services related to the company’s initial public offering, Nasdaq readiness, board expansion and support liaison between the Company and third-party service providers, which is for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to issue Chartered Services 360,000 shares of restricted Class A Common Stock. The agreement contains customary confidentiality and non-solicitation provisions.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Articles of Incorporation of the Company
3.2*	Bylaws of the Company
4.1**	Form of Class A Common Stock Certificate
4.2**	Form of Warrant
4.3**	Form of Underwriter Warrant
5.1**	Opinion of Austin Legal Group, APC

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10.1*	Contribution and Share Exchange Agreement dated July 18, 2024, by and among JFB Construction Holdings and the shareholders of JFB Construction & Development Inc.
10.2*	Employment Agreement dated July 18, 2024 between the Company and Joseph F. Basile III(†)
10.3*	Employment Agreement dated July 18, 2024, between the Company and Ruben Calderon(†)
10.4*	2024 Equity Incentive Plan(†)
10.5*	Loose Cannon Lease Agreement dated January 1, 2022 by and between the Company and Loose Cannon, LLC
10.6*	Construction Agreement dated August 04, 2021 by and between the Company and Aura Commercial, LLC
10.7*	Aura Commercial Lease Agreement dated March 29, 2024 by and between the Company and Aura Commercial, LLC
10.8*	Construction Agreement dated July 18, 2024 by and between the Company and Rare Capital Partners, LLC
10.9*	Consulting Agreement with Chartered Service, LLC
14.1*	Code of Conduct
21.1*	List of subsidiaries
23.2**	Consent of Austin Legal Group, APC (contained in Exhibit 5.1)
23.3**	Consent of M&K CPA, PLLC
24.1*	Power of Attorney (included on the signature page of this Registration Statement)
99.1*	Consent of Bjarne Borg, Director Nominee
99.2*	Consent of David Clukey, Director Nominee
99.3*	Consent of Miklos “John” Gulyas, Director Nominee
99.4*	Consent of Christopher Melton, Director Nominee
99.5*	Consent of Jamie Zambrana Jr., Director Nominee
99.6*	Consent of Nelson Garcia, Director Nominee
101.xsd	iXBRL Taxonomy Extension Schema Document
101.cal	iXBRL Taxonomy Calculation Linkbase Document
101.def	iXBRL Taxonomy Definition Linkbase Document
101.lab	iXBRL Taxonomy Label Linkbase Document
101.pre	iXBRL Taxonomy Presentation Linkbase Document
107**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
†	Denotes management compensation plan or contract.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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2.	For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	For the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

6.	For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7.	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form s-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Lantana, Florida on July 18, 2024.

JFB CONSTRUCTION & DEVELOPMENT, INC.

By:	/s/ Joseph F. Basile III
Name:	Joseph F. Basile III
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph F. Basile III his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for her, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Joseph F. Basile III	Chief Executive Officer and Chairman	July 18, 2024
Joseph F. Basile III

/s/ Ruben Calderon	Chief Financial Officer	July 18, 2024
Ruben Calderon

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